Filed  by  Ralcorp  Holdings,  Inc.
     Pursuant to Rule 425 under the Securities Act of 1933 Commission File No.: 1-12619
     Subject  Company:  Ralcorp Holdings, Inc.

The following is the press release disseminated by Ralcorp Holdings, Inc. on August 8, 2000 and filed by Ralcorp on a Form 8-K with the Securities Exchange Commission.

For Release:  Immediate
Contacts:     Ralcorp  Holdings - Thomas G. Granneman (314) 877-7730
              Agribrands International - David R. Wenzel (314) 812-0523

   RALCORP HOLDINGS, INC. AND AGRIBRANDS INTERNATIONAL, INC. AGREE TO COMBINE

ST. LOUIS, MO, AUGUST 8, 2000. Ralcorp Holdings, Inc. (NYSE: RAH) and Agribrands International, Inc. (NYSE: AGX) announced today they have entered into a definitive agreement to combine in a merger-of-equals transaction. The merger will create a company that has approximately $2.3 billion in sales and the substantial cash flows and borrowing capacity needed to accelerate Ralcorp's growth in private label foods.

The agreement, which has been unanimously approved by both companies' boards of directors upon the recommendation of committees of independent members of both boards, provides for Ralcorp and Agribrands shareholders to exchange their shares in the existing companies for shares in a new holding company. Shareholders will receive one share of the new company for each Ralcorp share exchanged and three shares of the new company for each Agribrands share exchanged. Alternatively, shareholders may elect to receive $15 in cash per Ralcorp share or $39 in cash per Agribrands share. At least 80% of each company's shares will be converted into stock of the new company. Any excess cash elections will be reduced on a pro rata basis.

Assuming full utilization of the cash election option, the transaction is expected to be immediately accretive to both sets of shareholders on a cash basis. The transaction is expected to be tax-free to shareholders to the extent they receive common stock of the new company and, in most circumstances, cash received is expected to be taxed as capital gains. The combination is expected to receive purchase accounting treatment for financial reporting purposes.

The transaction combines Ralcorp's leadership position in U.S. private label foods with Agribrands' portfolio of premium animal feed businesses in 16 countries around the world. The combined company will have greater economic scale and greater geographic and product line diversification. A key motivation for the transaction is to enable the combined company to expand its domestic private label food business. In order to maintain operational focus, the businesses will continue to be managed separately with oversight from the new holding company.

William P. Stiritz, Chairman and Chief Executive Officer of Agribrands and Chairman of Ralcorp, will be Executive Chairman of the new company. Joe R. Micheletto, Chief Executive Officer and President of Ralcorp, will become Chief Executive Officer and President of the new company. Bill G. Armstrong, currently Chief Operating Officer of Agribrands, will be named Chief Executive Officer of the Agribrands subsidiary and will report to Mr. Micheletto. David
R. Wenzel, Chief Financial Officer of Agribrands, will become Chief Financial Officer of the new company, also reporting to Mr. Micheletto. The Board of Directors of the new company will be comprised of all the individual members of the Ralcorp and Agribrands boards. The companies do not plan any layoffs or substantial organizational changes as a result of the merger transaction and will continue to maintain their headquarters in St. Louis, Missouri.

In  introducing  the  reasons  for  the  transaction,  Mr.  Stiritz  stated:

"The respective spin-offs of Ralcorp and Agribrands from Ralston Purina Company have been successful. Intensive focus on these businesses as independent entities has generated improvements in management processes and business strategies. However, we now expect that Agribrands' growth opportunities will require only a portion of its financial resources, while Ralcorp appears to have a number of attractive investment opportunities in areas where it has developed a proven track record. Combining the resources of these two organizations will permit both shareholder groups to benefit."

Mr.  Micheletto  added:

"This merger should provide the combined company with the resources necessary to continue aggressive pursuit of a long-term strategic plan to establish leadership positions across a diversified line of private label foods. It should permit us to expand the number of product categories we serve and broaden our existing cereal, cookie, cracker, sauce, dressing and other wet filled products, and snack nut offerings. It should provide the capacity for more and larger transactions, like the recent purchase of The Red Wing Company, Inc."

The merger is conditioned, among other things, upon two-thirds approval of Ralcorp and Agribrands shareholders, receipt of a ruling from the Internal Revenue Service that the transaction will not affect the tax-free status of Agribrands' spin-off from Ralston Purina Company in 1998, and customary regulatory approvals. The transaction is expected to close in approximately six months. Within the next eight weeks the parties anticipate filing a joint proxy statement and prospectus with the Securities and Exchange Commission wherein more details of the transaction will be disclosed. In connection with the transaction, Mr. Stiritz and three other key managers have agreed to have previous stock option grants converted into options to purchase stock of the new company while retaining the existing vesting schedules, thereby waiving acceleration of vesting which may otherwise have been triggered by the transaction.

Wasserstein Perella & Co. and Houlihan, Lokey, Howard & Zukin Capital provided fairness opinions to Agribrands in their respective roles as financial advisors to the Company and advisors to Agribrands' Special Committee of Independent Directors.

Banc of America Securities LLC and A.G. Edwards & Sons, Inc. provided fairness opinions to Ralcorp in their respective roles as financial advisors to the Company and advisors to Ralcorp's Special Committee of Independent Directors.

About  Ralcorp  Holdings
------------------------
Since 1997, Ralcorp has built its private label business from its base of cereals and crackers through ten acquisitions: Wortz Company, Sugar Kake Cookie Inc., Ripon Foods, Inc. and Cascade Cookie Company, Inc. (private label cookies and crackers); Nutcracker Brands, Inc., Flavor House Products, Inc. and Southern Roasted Nuts of Georgia, Inc. (private label and value-branded snack nuts); James P. Linette, Inc. (private label chocolate candy); Martin Gillet & Co., Inc. and The Red Wing Company, Inc. (peanut butter, jams and jellies, syrups, mayonnaise, salad dressings and other wet filled products). Today Ralcorp is the leading U.S. manufacturer of private label ready-to-eat and hot cereals, crackers, snack nuts, mayonnaise, salad dressings and table syrups, with a leading position in other wet filled products and cookies. In addition, Ralcorp holds a 21.8% stake in Vail Resorts, Inc., the premier mountain resort operation in North America.

About  Agribrands
-----------------
Agribrands is a leading international producer and marketer of a broad line of animal feeds and other agricultural and nutrition products for hogs, dairy cows, beef cattle, poultry (broilers and layers), rabbits, horses, shrimp and fish. The Company operates 71 manufacturing plants in 16 countries on four continents. Among commercial producers of complete animal feeds, management believes Agribrands is the most geographically diversified. Its local operations typically rank among the top three in share of commercial animal feed in the countries in which it operates. The Company competes primarily on the basis of advanced formulation technology using proprietary nutrition and ingredient expertise to provide higher performing products or lower input costs.

This release contains forward-looking statements within the definition of the Securities Act of 1933 and the Securities Exchange Act of 1934. Although the companies believe that these statements are based on reasonable assumptions, they can give no assurance that their goals will be achieved. Information contained in this release with respect to the impact of the proposed merger contains forward-looking statements. Also, the words "should," "estimates," "believes," "expects," "anticipates," "plans" and "intends," variations of such words, and similar expressions are intended to identify forward-looking statements that involve risk and uncertainty. These statements are necessarily based upon various assumptions involving judgments with respect to the future including, among others, the ability to achieve synergies and revenue enhancements; the ability to identify appropriate acquisition targets; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital market conditions; inflation rates; interest rates; currency fluctuations; business and regulatory or legal decisions; the timing and extent of changes in commodity prices for certain agricultural products; the timing and success of business development efforts; weather conditions and other uncertainties, all of which are difficult to predict and many of which are beyond the control of the companies. Accordingly, while the companies believe that the assumptions are reasonable, there can be no assurance that they will approximate actual experience, or that the expectations will be realized. Other risk factors are detailed from time to time in the SEC reports of each company.

                                       ###

*  *  *  *  *  *  *  *  *  *  *  *

Investors and security holders are advised to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. Such joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Ralcorp Holdings, Inc. Investors and security holders may obtain a free copy of the joint proxy statement/prospects (when available) and other documents filed by Ralcorp Holdings, Inc. at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and
                          -----------
such other documents may also be obtained from Ralcorp Holdings by directing such request to Ralcorp Holdings, Inc., P. O. Box 618, St. Louis, MO 63188-0618, Attn: Shareholder Relations, tel: (314) 877-7046.

*  *  *  *  *  *  *  *  *  *  *  *

The following is the Agreement and Plan of Reorganization disseminated by Ralcorp Holdings, Inc. on August 8, 2000 and filed by Ralcorp on a Form 8-K with the Securities and Exchange Commission.


                                                           EXECUTION  COPY

                      AGREEMENT AND PLAN OF REORGANIZATION
                                 BY AND BETWEEN
                             RALCORP HOLDINGS, INC.
                                       AND
                         AGRIBRANDS INTERNATIONAL, INC.,
                                   DATED AS OF
                                 AUGUST 7, 2000

                                TABLE OF CONTENTS
                                -----------------
                                                                          PAGE
                                                                          ----
ARTICLE  I.  FORMATION  OF  HOLDING  COMPANY  AND  SUBSIDIARIES             1
1.1.  Organization  of  Holding  Company.                                   1
1.2.  Directors  and  Officers  of  Holding  Company.                       1
1.3.  Organization  of  Merger  Subsidiaries.                               2
1.4.  Actions  of  Agribrands,  Ralcorp  and  Holding  Company.             2

ARTICLE  II.  THE  MERGERS;  CLOSING                                        2
2.1.  The  Mergers.                                                         2
2.2.  Directors  and  Officers.                                             3
2.3.  Certificate  of  Incorporation  and  Bylaws.                          3

ARTICLE III.  EFFECT OF THE MERGERS ON SECURITIES OF AGRIBRANDS, RALCORP
              AND  THE  MERGER  SUBSIDIARIES                                4
3.1.  Conversion  of  Merger  Subsidiaries  Stock.                          4
3.2.  Cancellation  of  Holding  Company  Capital  Stock.                   4
3.3.  Conversion  of  Common  Stock.                                        4
3.4.  Surrender  and  Payment.                                              6
3.5.  Options.                                                              9
3.6.  Fractional  Shares.                                                   9
3.7.  Withholding  Rights.                                                  9

ARTICLE  IV.  REPRESENTATIONS  AND  WARRANTIES  OF  AGRIBRANDS             10
4.1.  Organization  and  Good  Standing.                                   10
4.2.  Capitalization.                                                      10
4.3.  Subsidiaries.                                                        11
4.4.  Authorization;  Binding  Agreement.                                  11
4.5.  Governmental  Approvals.                                             11
4.6.  No  Violations.                                                      12
4.7.  Securities  Filings  and  Litigation.                                12
4.8.  Agribrands  Financial  Statements.                                   13
4.9.  Absence  of  Certain  Changes  or  Events.                           13
4.10.  Related  Party  Transactions.                                       14
4.11.  Compliance  with  Laws.                                             14
4.12.  Permits.                                                            14
4.13.  Finders  and  Investment  Bankers.                                  14
4.14.  Material  Contracts.                                                14
4.15.  Employee  Benefit  Plans.                                           15
4.16.  Taxes  and  Returns.                                                17
4.17.  No  Adverse  Actions.                                               18
4.18.  Fairness  Opinions.                                                 19
4.19.  Takeover  Statutes  and  Charter.                                   19
4.20.  Agribrands  Rights  Plan.                                           19

ARTICLE  V.  REPRESENTATIONS  AND  WARRANTIES  OF  RALCORP                 19
5.1.  Organization  and  Good  Standing.                                   19
5.2.  Capitalization.                                                      20
5.3.  Subsidiaries.                                                        20
5.4.  Authorization;  Binding  Agreement.                                  21
5.5.  Governmental  Approvals.                                             21
5.6.  No  Violations.                                                      21
5.7.  Securities  Filings  and  Litigation.                                22
5.8.  Ralcorp  Financial  Statements.                                      22
5.9.  Absence  of  Certain  Changes  or  Events.                           23
5.10.  Related  Party  Transactions.                                       23
5.11.  Compliance  with  Laws.                                             23
5.12.  Permits.                                                            23
5.13.  Finders  and  Investment  Bankers.                                  24
5.14.  Material  Contracts.                                                24
5.15.  Employee  Benefit  Plans.                                           24
5.16.  Taxes  and  Returns.                                                25
5.17.  No  Adverse  Actions.                                               26
5.18.  Fairness  Opinion.                                                  26
5.19.  Takeover  Statutes  and  Charter.                                   26
5.20.  Ralcorp  Rights  Plan.                                              27

ARTICLE  VI.  ADDITIONAL  COVENANTS  OF  AGRIBRANDS                        27
6.1.  Conduct of Business of Agribrands and the Agribrands Subsidiaries.   27
6.2.  Notification  of  Certain  Matters.                                  29
6.3.  Access  and  Information.                                            29
6.4.  Shareholder  Approval.                                               30
6.5.  Reasonable  Best  Efforts.                                           30
6.6.  Public  Announcements.                                               31
6.7.  Compliance.                                                          31
6.8.  Tax  Treatment.                                                      31
6.9.  Agribrands  Benefit  Plans.                                          31
6.10.  No  Solicitation  of  Acquisition  Proposal.                        31
6.11.  SEC  and  Shareholder  Filings.                                     33
6.12.  Affiliate  Agreements.                                              33
6.13.  Takeover  Statutes.                                                 33
6.14.  Comfort  Letters.                                                   33

ARTICLE  VII.  ADDITIONAL  COVENANTS  OF  RALCORP                          34
7.1.  Conduct of Business of Ralcorp and the Ralcorp Subsidiaries.         34
7.2.  Notification  of  Certain  Matters.                                  36
7.3.  Access  and  Information.                                            36
7.4.  Shareholder  Approval.                                               37
7.5.  Reasonable  Best  Efforts.                                           37
7.6.  Public  Announcements.                                               37
7.7.  Compliance.                                                          38
7.8.  Tax  Treatment.                                                      38
7.9.  Ralcorp  Benefit  Plans.                                             38
7.10.  No  Solicitation  of  Acquisition  Proposal.                        38
7.11.  SEC  and  Shareholder  Filings.                                     39
7.12.  Affiliate  Agreements.                                              40
7.13.  Takeover  Statutes.                                                 40
7.14.  Comfort  Letters.                                                   40

ARTICLE  VIII.  ADDITIONAL  COVENANTS  OF AGRIBRANDS AND RALCORP
                WITH RESPECT TO HOLDING  COMPANY                           40
8.1.  Director  and  Officer  Liability.                                   40
8.2.  Listing  of  Stock.                                                  41
8.3.  Registration  Statement;  Prospectus/Proxy  Statement.               42
8.4.  Tax  Treatment.                                                      43
8.5.  Shareholder  Rights  Agreement.                                      43

ARTICLE  IX.  CONDITIONS                                                   43
9.1.  Conditions  to  Each  Party's  Obligations.                          43
9.1.1.  Shareholder  Approvals.                                            43
9.1.2.  No  Injunction  or  Action.                                        43
9.1.3.  Governmental  Approvals.                                           43
9.1.4.  HSR  Act.                                                          44
9.1.5.  Required  Consents.                                                44
9.1.6.  Registration  Statement.                                           44
9.1.7.  Spin-Off  Covenant.                                                44
9.1.8.  Tax  Opinion.                                                      45
9.1.9.  Dissenting  Shares.                                                45
9.1.10.  Holding  Company  Acts.                                           45
9.2.  Conditions  to  Obligations  of  Agribrands.                         45
9.2.1.  Ralcorp  Representations  and  Warranties.                         45
9.2.2.  Performance  by  Ralcorp.                                          45
9.2.3.  No  Material  Adverse  Change.                                     45
9.2.4.  Certificates  and  Other  Deliveries.                              46
9.2.5.  Opinion  of  Ralcorp  Counsel.                                     46
9.3.  Conditions  to  Obligations  of  Ralcorp.                            46
9.3.1.  Agribrands  Representations  and  Warranties.                      46
9.3.2.  Performance  by  Agribrands.                                       46
9.3.3.  No  Material  Adverse  Change.                                     46
9.3.4.  Certificates  and  Other  Deliveries.                              47
9.3.5.  Opinion  of  Agribrands  Counsel.                                  47

ARTICLE  X.  TERMINATION  AND  ABANDONMENT                                 47
10.1.  Termination.                                                        47
10.2.  Effect  of  Termination.                                            48

ARTICLE  XI.  MISCELLANEOUS                                                50
11.1.  Confidentiality.                                                    50
11.2.  Amendment  and  Modification.                                       51
11.3.  Waiver  of  Compliance;  Consents.                                  51
11.4.  Survival  of  Representations  and  Warranties.                     51
11.5.  Notices.                                                            51
11.6.  Binding  Effect;  Assignment.                                       53
11.7.  Expenses.                                                           53
11.8.  Governing  Law.                                                     53
11.9.  Counterparts.                                                       53
11.10.  Interpretation.                                                    53
11.11.  Entire  Agreement.                                                 53
11.12.  Specific  Performance.                                             54
11.13.  Third  Parties.                                                    54

                            GLOSSARY OF DEFINED TERMS
                            -------------------------
                                                                      PAGE WHERE
TERM                                                                    DEFINED

Affiliate                                                                  53
Agreement                                                                   1
Agribrands                                                                  1
Agribrands  Acquisition  Proposal                                          32
Agribrands  Ancillary  Agreements                                          11
Agribrands  Cash  Consideration                                             4
Agribrands  Cash  Election                                                  4
Agribrands  Common  Stock                                                   4
Agribrands  Dissenting  Shares                                              5
Agribrands  Financial  Statements                                          13
Agribrands  Holders                                                         7
Agribrands  Material  Adverse  Effect                                      10
Agribrands  Material  Contract                                             15
Agribrands  Merger                                                          2
Agribrands  Merger  Agreement                                               2
Agribrands  Merger  Consideration                                           4
Agribrands  Options                                                         9
Agribrands  Permits                                                        14
Agribrands  Preferred  Stock                                               10
Agribrands  Proposals                                                      30
Agribrands  Rights  Agreement                                              19
Agribrands  Securities  Filings                                            13
Agribrands  Shareholders  Meeting                                          30
Agribrands  Stock  Consideration                                            4
Agribrands  Stock  Election                                                 4
Agribrands  Subsidiaries                                                   10
Agribrands  Superior  Proposal                                             32
Agribrands  Termination  Fee                                               48
Articles  of  Merger                                                        3
Benefit  Plan                                                              15
Cash  Election                                                              5
Certificates                                                                5
Closing                                                                     3
Closing  Date                                                               3
Consent                                                                    11
Continuing  Directors                                                      19
Dissenting  Shares                                                          5
Effective  Time                                                             3
Election  Deadline                                                          6
Election  Form                                                              6
Enforceability  Exceptions                                                 11
ERISA                                                                      15
Event                                                                      13
Exchange  Agent                                                             6
Exchange  Fund                                                              6
Final  Order                                                               44
Form  S-4                                                                  42
Governmental  Authority                                                    12
Holding  Company                                                            1
Holding  Company  Common  Stock                                             1
Holding  Company  Material  Adverse  Effect                                44
HSR  Act                                                                   12
Indemnified  Losses                                                        41
Indemnified  Person                                                        40
IRS                                                                        12
Law                                                                        12
Litigation                                                                 13
Merger  Agreements                                                          2
Merger  Consideration                                                       5
Merger  Sub  A                                                              2
Merger  Sub  R                                                              2
Merger  Subsidiaries                                                        2
Mergers                                                                  1, 3

Missouri  Code                                                              2
Multi-Employer  Plan                                                       15
New  Agribrands  Options                                                    9
New  Ralcorp  Options                                                       9
NYSE                                                                       12
person                                                                     53
Proxy  Statement/Prospectus                                                42
Ralcorp                                                                     1
Ralcorp  Acquisition  Proposal                                             39
Ralcorp  Ancillary  Agreements                                             21
Ralcorp  Cash  Consideration                                                5
Ralcorp  Cash  Election                                                     5
Ralcorp  Common  Stock                                                      5
Ralcorp  Dissenting  Shares                                                 5
Ralcorp  Financial  Statements                                             22
Ralcorp  Holders                                                            7
Ralcorp  Material  Adverse  Effect                                         20
Ralcorp  Material  Contract                                                24
Ralcorp  Merger                                                             3
Ralcorp  Merger  Agreement                                                  2
Ralcorp  Merger  Consideration                                              5
Ralcorp  Options                                                            9
Ralcorp  Permits                                                           23
Ralcorp  Preferred  Stock                                                  20
Ralcorp  Proposals                                                         37
Ralcorp  Rights  Agreement                                                 27
Ralcorp  Securities  Filings                                               22
Ralcorp  Shareholders  Meeting                                             37
Ralcorp  Stock  Consideration                                               5
Ralcorp  Stock  Election                                                    5
Ralcorp  Subsidiaries                                                      19
Ralcorp  Superior  Proposal                                                39
Ralcorp  Termination  Fee                                                  49
Ralston  Purina                                                            33
Reorganization                                                              1
Stock  Election                                                             5
subsidiary                                                                 53
Takeover  Statute                                                          19

                      AGREEMENT AND PLAN OF REORGANIZATION
                      ------------------------------------

     This  Agreement  and  Plan  of Reorganization (the "Agreement") is made and
                                                         ---------
entered into as of August 7, 2000, by and between Ralcorp Holdings, Inc., a Missouri corporation ("Ralcorp") and Agribrands International, Inc., a Missouri
                        -------
corporation  ("Agribrands").
               ----------
                                    Recitals
                                    --------
     A.     The  respective  Special  Committees  of  the Boards of Directors of
Agribrands  and  Ralcorp  have  recommended  and  the  Boards  of  Directors  of
Agribrands and Ralcorp have approved and deem it advisable and in the best interests of their respective companies and shareholders to consummate the reorganization (the "Reorganization") provided for herein, pursuant to which a
                       --------------
newly formed holding company ("Holding Company"), will acquire all of the common
                               ---------------
stock of each of Agribrands and Ralcorp through mergers of separate subsidiaries of Holding Company with and into each of Agribrands and Ralcorp (the "Mergers").
                                                                      -------
Upon consummation of the Reorganization, the shareholders of each of Agribrands and Ralcorp will become shareholders of Holding Company.

B. For federal income tax purposes, it is intended that (i) the Ralcorp Merger qualify as a reorganization described in Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the "Code"), or, taken
                                                               ----
together  with  the  Agribrands  Merger,  qualifies  as an exchange described in
Section 351(a) of the Code and (ii) the Agribrands Merger qualify as a reorganization described in Section 368(a) of the Code or , taken together with the Ralcorp Merger, qualifies as an exchange described in Section 351(a) of the Code.

C. Agribrands and Ralcorp desire to make certain representations, warranties, covenants and agreements in connection with the Mergers.

NOW, THEREFORE, in consideration of the foregoing, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:
                                     ARTICLE I

                  FORMATION OF HOLDING COMPANY AND SUBSIDIARIES

    1.1.  ORGANIZATION  OF  HOLDING  COMPANY.
          ----------------------------------
     As promptly as practicable following the execution of this Agreement, Agribrands and Ralcorp will cause Holding Company to be organized under Missouri law. The authorized capital stock of Holding Company will consist of 100 shares of common stock, par value $ 0.01 per share (the "Holding Company Common
                                                          ----------------------
Stock").
-----

    1.2.  DIRECTORS  AND  OFFICERS  OF  HOLDING  COMPANY.
          ----------------------------------------------
     Agribrands and Ralcorp agree that the directors of Holding Company will be as set forth on Schedule 1.2 attached hereto and the officers of Holding Company
                ------------
will  be  as  the  Holding  Company  Board  of  Directors  shall  determine.

    1.3.  ORGANIZATION  OF  MERGER  SUBSIDIARIES.
          --------------------------------------
     As promptly as practicable following the execution of this Agreement, Agribrands and Ralcorp shall cause the following companies to be organized for the sole purpose of effectuating the Agribrands Merger and the Ralcorp Merger contemplated herein:

     (i) Holding Company Subsidiary A, a corporation organized under the laws of the State of Missouri ("Merger Sub A"). The authorized capital stock of
                                ------------
Merger Sub A shall initially consist of 100 shares of common stock, $.01 par value per share, one share of which shall be issued to Holding Company at a price of $1.00. Holding Company shall own directly all of the outstanding capital stock of Merger Sub A.

     (ii) Holding Company Subsidiary R, a corporation organized under the laws of the State of Missouri ("Merger Sub R" and, together with Merger Sub A,
                                  ------------
the  "Merger Subsidiaries").  The authorized capital stock of Merger Sub R shall
      -------------------
initially consist of 100 shares of common stock, par value $.01 per share, one share of which shall be issued to Holding Company at a price of $1.00. Holding Company shall own directly all of the outstanding capital stock of Merger Sub R.

    1.4.  ACTIONS  OF  AGRIBRANDS,  RALCORP  AND  HOLDING  COMPANY.
          --------------------------------------------------------
     As promptly as practicable following the execution of this Agreement, Agribrands and Ralcorp shall cause (i) Holding Company to elect the directors of the Merger Subsidiaries, (ii) the directors of Merger Sub A and Merger Sub R to elect their respective officers, (iii) the directors of Holding Company to ratify and approve this Agreement and to approve the forms of the Merger Agreements (as hereinafter defined), (iv) the directors and officers of the Merger Subsidiaries to take such steps as may be necessary or appropriate to complete the organization of the Merger Subsidiaries and to approve the Merger Agreements; and (v) the Merger Agreements to be executed on behalf of the parties thereto.

                                     ARTICLE II.

                              THE MERGERS; CLOSING

    2.1.  THE  MERGERS.
          ------------
     Pursuant to plans of merger, each in substantially the form attached hereto as Exhibit A (sometimes hereinafter referred to individually as the "Agribrands
    ---------                                                         ----------
Merger  Agreement"  and  the  "Ralcorp  Merger  Agreement,"  respectively,  and
-----------------              --------------------------
collectively  as  the  "Merger  Agreements"),  upon the terms and subject to the
---------               ------------------
conditions  set  forth  in  this  Agreement  and  in  the  Merger  Agreements:

     (a) Merger Sub A shall be merged with and into Agribrands (the "Agribrands Merger") in accordance with the applicable provisions of the General
------------------
and  Business  Corporation  Law  of  Missouri (the "Missouri Code").  Agribrands
                                                    -------------
shall be the surviving corporation in the Agribrands Merger and shall continue its corporate existence under the laws of the State of Missouri. As a result of the Agribrands Merger, Agribrands shall become a direct, wholly owned Subsidiary of Holding Company. The effects and consequences of the Agribrands Merger shall be as set forth in the Agribrands Merger Agreement.

     (b)     Merger  Sub  R  will  be merged with and into Ralcorp (the "Ralcorp
                                                                         -------
Merger"),  in  accordance  with  the applicable provisions of the Missouri Code.
------
Ralcorp shall be the surviving corporation in the Ralcorp Merger and shall continue its corporate existence under the laws of the State of Missouri. As a result of the Ralcorp Merger, Ralcorp shall become a direct, wholly owned
Subsidiary of Holding Company. The effects and consequences of the Ralcorp Merger shall be as set forth in the Ralcorp Merger Agreement. The term "Mergers" shall mean, collectively, the Agribrands Merger and the Ralcorp Merger.

     (c) Subject to the terms and conditions of this Agreement, the closing of the Mergers (the "Closing") shall take place (a) at the offices of Bryan Cave
                     -------
LLP, One Metropolitan Square, Suite 3600, St. Louis, Missouri, at 10:00 a.m. local time, on the fifth Business Day following the day on which the last to be fulfilled or waived of the conditions set forth in Article IX (excluding conditions that, by their terms cannot be satisfied until the Closing Date, but subject to the fulfillment or waiver of such conditions) shall be fulfilled or waived in accordance herewith or (b) at such other time, date or place as Agribrands and Ralcorp may agree. The date on which the Closing occurs is hereinafter referred to as the "Closing Date."
                                     -------------
     (d) As soon as practicable following the Closing, the parties shall (i) file articles of merger with respect to each of the Mergers (the "Articles of
                                                                     -----------
Merger")  in  such  form  as  is required by and executed in accordance with the
------
Missouri Code and (ii) make all other filings or recordings required under the laws of Missouri. The Mergers shall become effective at such time and date (the "Effective Time") which is the later of (i) the date and time of the filing of
----------------
the Articles of Merger with respect to the Agribrands Merger (or such other date and time as may be specified in such certificate as may be permitted by the Missouri Code) and (ii) the date and time of the filing of the Articles of Merger with respect to the Ralcorp Merger (or such other date and time as may be specified in such certificate as may be permitted by the Missouri Code).

     (e) The consummation of the Agribrands Merger shall be conditioned on the simultaneous consummation of the Ralcorp Merger, and the consummation of the Ralcorp Merger shall be conditioned on the simultaneous consummation of the Agribrands Merger.

    2.2.  DIRECTORS  AND  OFFICERS.
          ------------------------
     The directors and officers of Merger Sub A and Merger Sub R immediately prior to the Effective Time shall be the directors and officers of the surviving corporations of the Agribrands Merger and the Ralcorp Merger, respectively, as of the Effective Time and until their successors are duly appointed or elected in accordance with the laws of Missouri or until their earlier death, resignation or removal.

    2.3.  CERTIFICATE  OF  INCORPORATION  AND  BYLAWS.
          -------------------------------------------
     The articles of incorporation and bylaws of Merger Sub A and Merger Sub R immediately prior to the Effective Time shall be the articles of incorporation and bylaws of the surviving corporation of the Agribrands Merger and the Ralcorp Merger, respectively, as of the Effective Time.

                                     ARTICLE III.

           EFFECT OF THE MERGERS ON SECURITIES OF AGRIBRANDS, RALCORP
                           AND THE MERGER SUBSIDIARIES

    3.1   CONVERSION  OF  MERGER  SUBSIDIARIES  STOCK.
          -------------------------------------------
     At the Effective Time, by virtue of the Agribrands Merger and without any action on the part of any of the parties, each share of the common stock of Merger Sub A outstanding immediately prior to the Effective Time shall be converted into and shall become one share of common stock of the surviving corporation of the Agribrands Merger. At the Effective Time, by virtue of the Ralcorp Merger and without any action on the part of any of the parties, each share of the common stock of Merger Sub R outstanding immediately prior to the Effective Time shall be converted into and shall become one share of common stock of the surviving corporation of the Ralcorp Merger.

    3.2.  CANCELLATION  OF  HOLDING  COMPANY  CAPITAL  STOCK.
          --------------------------------------------------
     At the Effective Time, the shares of the capital stock of Holding Company issued and outstanding immediately prior to the Effective Time shall be canceled and cease to exist.

    3.3.  CONVERSION  OF  COMMON  STOCK.
          -----------------------------
          (a) Subject to the provisions of this Agreement, at the Effective Time each issued and outstanding share of common stock, par value $.01 per share, of Agribrands together with the associated rights issued pursuant to the Agribrands Rights Agreement (as hereinafter defined) (the "Agribrands Common
                                                               -----------------
Stock"),  shall be converted into, at the election of the holder thereof, one of
-----
the  following  (as  may be adjusted pursuant to Section 3.3(e), the "Agribrands
                                                                      ----------
Merger  Consideration"):
---------------------

          (i) for each such share of Agribrands Common Stock with respect to which an election to receive cash has been effectively made and not revoked or lost, pursuant to Section 3.3(c) and (d) (the "Agribrands Cash Election"), the
                                                 ------------------------
right to receive in cash from Holding Company, without interest, an amount equal to $39.00 (the "Agribrands Cash Consideration");
                   -------------------------------

          (ii) for each such share of Agribrands Common Stock (other than shares as to which an Agribrands Cash Election has been made) ("Agribrands Stock
                                                                ----------------
Election"),  the  right  to  receive  three (3) shares of Holding Company Common
--------
Stock  (the  "Agribrands  Stock  Consideration").
----          --------------------------------

     (b) Subject to the provisions of this Agreement, at the Effective Time each issued and outstanding share of common stock, par value $.01 per share, of Ralcorp together with the associated rights issued pursuant to the Ralcorp Rights Agreement (as hereinafter defined) (the "Ralcorp Common Stock"), shall be
                                                --------------------
converted into, at the election of the holder thereof, one of the following (as may be adjusted pursuant to Section 3.3(e), the "Ralcorp Merger Consideration",
                                                  ----------------------------
together  with  Agribrands  Merger  Consideration,  the "Merger Consideration"):
                                                         --------------------

          (i) for each such share of Ralcorp Common Stock with respect to which an election to receive cash has been effectively made and not revoked or lost, pursuant to Section 3.3(c) and (d) (the "Ralcorp Cash Election", together
                                                ---------------------
with  Agribrands  Cash  Election,  the "Cash Election"), the right to receive in
                                        -------------
cash from Holding Company, without interest, an amount equal to $15.00 (the "Ralcorp Cash Consideration").
-----------------------------

          (ii) for each such share of Ralcorp Common Stock (other than shares as to which a Ralcorp Cash Election has been made) (a "Ralcorp Stock
                                                                   -------------
Election",  together  with Agribrands Stock Election, the "Stock Election"), the
--------                                                   --------------
right  to  receive  one  (1) share of Holding Company Common Stock (the "Ralcorp
                                                                         -------
Stock  Consideration");
--------------------

     (c) As a result of the Agribrands Merger and the Ralcorp Merger and without any action on the part of the holder thereof, at the Effective Time all shares of Agribrands Common Stock and Ralcorp Common Stock shall cease to be outstanding and shall be canceled and retired and shall cease to exist, and each holder of shares of Agribrands Common Stock and Ralcorp Common Stock shall thereafter cease to have any rights with respect to such shares of Agribrands Common Stock and Ralcorp Common Stock, except the right to receive, without interest, the applicable Merger Consideration and cash for fractional shares in accordance with Section 3.6 upon the surrender of a certificate or an election form by Agribrands shareholders holding stock in book-entry form representing such shares of Agribrands Common Stock and/or Ralcorp Common Stock (the "Certificates"). To the extent that objecting shareholders' rights are
-------------
available under Section 351.455 of the Missouri Code, shares of Agribrands Common Stock (the "Agribrands Dissenting Shares") or Ralcorp Common Stock (the
                     ----------------------------
"Ralcorp  Dissenting  Shares") that are issued and outstanding immediately prior
----------------------------
to the Effective Time and that have not voted for the adoption of this Agreement and with respect to which such rights have been properly demanded in accordance with Section 351.455 of the Missouri Code (collectively, the "Dissenting
                                                                      ----------
Shares")  shall  not be converted into the right to receive Merger Consideration
------
at or after the Effective Time unless and until the holder of such shares becomes ineligible for such rights. If a holder of Dissenting Shares becomes ineligible under Section 351.455, then, as of the Effective Time or the occurrence of such event whichever later occurs, such holder's Dissenting Shares shall cease to be Dissenting Shares and shall be converted into and represent the right to receive the Merger Consideration upon surrender of the Certificates representing such Dissenting Shares in accordance with Section 3.4. Agribrands and Ralcorp shall give prompt notice to the other of any demand received by Agribrands or Ralcorp, as the case may be, from an objecting shareholder demanding fair value for the Agribrands Common Stock or Ralcorp Common Stock. Prior to the Effective Time, except with the prior written consent of the other, which consent shall not be unreasonably withheld or delayed, or as may otherwise be required under applicable law, neither Agribrands nor Ralcorp, as the case may be, shall make any payment with respect to, or settle or offer to settle, any such demands.

     (d) Notwithstanding anything contained in this Section to the contrary, each share of Agribrands Common Stock and Ralcorp Common Stock issued and held in the respective company's treasury immediately prior to the Effective Time shall, by virtue of the Agribrands Merger and the Ralcorp Merger, cease to be outstanding and shall be canceled and retired without payment of any consideration therefor and will not be deemed outstanding for purposes of
Section  3.4.

     (e) Notwithstanding the foregoing, each share of Agribrands Common Stock or Ralcorp Common Stock owned by Agribrands or Ralcorp or their respective subsidiaries at the Effective Time shall, by virtue of the Agribrands Merger and the Ralcorp Merger, be canceled and retired without payment of any consideration therefor and will not be deemed outstanding for purposes of Section 3.4.

     (f) The Stock Election shall be subject to appropriate adjustment in the event of a stock split, stock dividend or recapitalization after the date of this Agreement applicable to the Ralcorp Common Stock or the Agribrands Common Stock.

    3.4.  SURRENDER  AND  PAYMENT.
          -----------------------
          (a)     Prior  to  the  Effective  Time,  Agribrands and Ralcorp shall cause Holding Company to appoint an agent as designated by Agribrands and Ralcorp (the "Exchange Agent") for the purpose of exchanging the Certificates
                ---------------
for the Merger Consideration. Immediately after the Effective Time, Agribrands and Ralcorp shall cause Holding Company to deposit with or make available to the Exchange Agent the Merger Consideration to be paid in respect of the shares (the "Exchange Fund"). If deposited, upon receipt, the Exchange Agent will invest
---------------
the cash portion of the Exchange Fund in United States government securities maturing at the Election Deadline or such other investments as Holding Company may direct. Promptly after the Effective Time, Holding Company will send, or will cause the Exchange Agent to send, (A) to each record holder of shares of Agribrands Common Stock and Ralcorp Common Stock, at the Effective Time, a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates to the Exchange Agent) for use in such exchange, and (B) to each record holder of shares of Agribrands Common Stock and Ralcorp Common Stock, an election form (the "Election Form") providing for such holders
                                      -------------
to make a Stock Election or a Cash Election. Any Stock Election or Cash Election shall be validly made only if the Exchange Agent shall have received by 5:00 p.m., St. Louis time, on a date (the "Election Deadline") to be mutually
                                              -----------------
agreed upon by Agribrands and Ralcorp (which date shall not be later than the twentieth Business Day after the Effective Time), an Election Form properly completed and executed (with the signature or signatures thereon guaranteed to the extent required by the Election Form) by such holder accompanied by such holder's Certificates, or by an appropriate guarantee of delivery of such Certificates from a member of any registered national securities exchange or of the National Association of Securities Dealers, Inc. or a commercial bank or trust company in the United States as set forth in such Election Form. Any holder of Agribrands Common Stock or Ralcorp Common Stock who has made an election by submitting an Election Form to the Exchange Agent shall be deemed to have irrevocably made such election. Any holder of Agribrands Common Stock or Ralcorp Common Stock who fails to properly make the required election shall be deemed to have made a Stock Election with respect to the shares (other than Dissenting Shares) owned by such holder for which no such election has been made.

     (b)     Upon  surrender  to  the Exchange Agent of his Certificate together with a properly completed letter of transmittal, each holder of shares of Agribrands Common Stock (the "Agribrands Holders") or Ralcorp Common Stock (the
                               ------------------
"Ralcorp  Holders")  will  be  entitled  to  receive promptly after the Election
-----------------
Deadline the Merger Consideration in respect of the shares of the Agribrands Common Stock or Ralcorp Common Stock represented by his Certificate. Until so surrendered, each such Certificate shall represent after the Effective Time, for all purposes, only the right to receive the Merger Consideration.

     (c) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the Certificate so surrendered is registered, it shall be a condition to such payment that such Certificate shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such payment shall pay to the Exchange Agent any transfer or other taxes required as a result of such payment to a Person other than the registered holder of such Certificate, or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

     (d) Any portion of the Exchange Fund made available to or deposited with the Exchange Agent pursuant to Section 3.4 that remains unclaimed by the Agribrands Holders and Ralcorp Holders, six months after the Effective Time shall be returned to Holding Company, upon demand, and any such holder who has not exchanged his shares for the Merger Consideration in accordance with this

Section 3.4 prior to that time shall thereafter look only to Holding Company for payment of such consideration, and any dividends and distributions in respect of such shares, in each case without any interest thereon. Notwithstanding the foregoing, Holding Company shall not be liable to any Agribrands Holder or Ralcorp Holder for any amounts paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by the Agribrands Holders or Ralcorp Holders five years after the Effective Time (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority) shall become, to the extent permitted by applicable law, the property of Holding Company free and clear of any claims or interest of any Person previously entitled thereto.

     (e)     No  dividends  or  other  distributions with respect to any Holding
Company Common Stock and no cash payment in lieu of fractional shares as provided in Section 3.6, shall be paid to the holder of any unsurrendered Certificates until such Certificates are surrendered as provided in Section 3.4. Following such surrender, there shall be paid, without interest, to the Person in whose name such Holding Company Common Stock has been registered, (i) at the time of such surrender, (A) in the case of Certificates, the amount of any cash payable in lieu of fractional shares to which such Person is entitled pursuant to Section 3.6, and (B) the amount of all dividends or other distributions with a record date after the Effective Time previously paid or payable on the date of such surrender, with respect to such Holding Company Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender, and with a payment date subsequent to surrender, payable with respect to such Holding Company Common Stock.

     (f) (i) If the percentage of shares of Agribrands Common Stock outstanding immediately prior to the Effective Time for which Agribrands Stock Elections were made (the "Agribrands Stock Election Percentage") is equal to or
                           ------------------------------------
greater than 80%, then all shares of Agribrands Common Stock covered by Agribrands Stock Elections shall be converted into the right to receive shares of Holding Company Common Stock, and all shares of Agribrands Common Stock covered by Agribrands Cash Elections shall be converted into the right to receive the Agribrands Cash Consideration.

          (ii) If the Agribrands Stock Election Percentage is less than 80%, then all shares of Agribrands Common Stock covered by Agribrands Stock Elections shall be converted into the right to receive shares of Holding Company Common Stock, and the shares for which each holder made an Agribrands Cash Election (the "Agribrands Cash Election Shares") shall be treated as follows:
       ----------------------------------

               (A) Such holder shall be deemed to have made the Agribrands Stock Election in respect of a fraction (not greater than one) of such holder's Agribrands Cash Election Shares, (x) the numerator of which is the difference of 80% minus the Agribrands Stock Election Percentage, and (y) the denominator of which is the percentage of shares of Agribrands Common Stock outstanding immediately prior to the Effective Time for which Agribrands Cash Elections were made; and

               (B) The balance of such holder's Agribrands Cash Election Shares shall be converted into the right to receive the Agribrands Cash Consideration.

     (g) (i) If the percentage of shares of Ralcorp Common Stock outstanding immediately prior to the Effective Time for which Ralcorp Stock Elections were made (the "Ralcorp Stock Election Percentage") is equal to or greater than 80%,
            ---------------------------------
then all shares of Ralcorp Common Stock covered by Ralcorp Stock Elections shall be converted into the right to receive shares of Holding Company Common Stock, and all shares of Ralcorp Common Stock covered by Ralcorp Cash Elections shall be converted into the right to receive the Ralcorp Cash Consideration.

          (ii) If the Ralcorp Stock Election Percentage is less than 80%, then all shares of Ralcorp Common Stock covered by Ralcorp Stock Elections shall be converted into the right to receive shares of Holding Company Common Stock, and the shares for which each holder made a Ralcorp Cash Election (the "Ralcorp Cash
                                                                    ------------
Election  Shares")  shall  be  treated  as  follows:
----------------

               (A) Such holder shall be deemed to have made the Ralcorp Stock Election in respect of a fraction (not greater than one) of such holder's Ralcorp Cash Election Shares, (x) the numerator of which is the difference of 80% minus the Ralcorp Stock Election Percentage, and (y) the denominator of which is the percentage of shares of Ralcorp Common Stock outstanding immediately prior to the Effective Time for which Ralcorp Cash Elections were made; and

               (B) The balance of such holder's Ralcorp Cash Election Shares shall be converted into the right to receive the Ralcorp Cash Consideration.

    3.5.  OPTIONS.
          -------
          (a) At the Effective Time, each option granted by Agribrands to purchase shares of Agribrands Common Stock (the "Agribrands Options") which is
                                                   ------------------
outstanding and unexercised immediately prior to the Effective Time shall either be assumed by Holding Company or converted into an option ("New Agribrands
                                                                  --------------
Options")  to  purchase  shares  of Holding Company Common Stock having the same
-------
terms and conditions as are in effect immediately prior to the Effective Time (including such terms and conditions as may be incorporated by reference into the agreements evidencing Agribrands Options pursuant to the plans or arrangements pursuant to which such Agribrands Options were granted and taking into account the provisions of Section 6.9 hereof) except that the exercise price and number of shares issuable upon exercise shall be divided and multiplied, respectively, by 3.00.

     (b) At the Effective Time, each option granted by Ralcorp to purchase shares of Ralcorp Common Stock (the "Ralcorp Options") which is outstanding and
                                      ---------------
unexercised immediately prior to the Effective Time shall either be assumed by Holding Company or converted into an option ("New Ralcorp Options") to purchase
                                               -------------------
shares of Holding Company Common Stock having the same terms and conditions as are in effect immediately prior to the Effective Time (including such terms and conditions as may be incorporated by reference into the agreements evidencing Ralcorp Options pursuant to the plans or arrangements pursuant to which such Ralcorp Options were granted and taking into account the provisions of Section
7.9 hereof) except that the exercise price and number of shares issuable upon exercise shall be divided and multiplied, respectively, by 1.03.

    3.6.  FRACTIONAL  SHARES.
          ------------------
     No fractional shares of Holding Company Common Stock shall be issued in the Mergers. All fractional shares of Holding Company Common Stock that a holder of shares of Agribrands Common Stock or Ralcorp Common Stock would otherwise be entitled to receive as a result of the Mergers shall be aggregated and if a fractional share results from such aggregation, such holder shall be entitled to receive, in lieu thereof, an amount in cash without interest determined by multiplying the fraction of a share of Holding Company Common Stock to which such holder would otherwise have been entitled by $15.00.

    3.7.  WITHHOLDING  RIGHTS.
          -------------------
     Holding Company shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article 3 such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign tax law. If Holding Company so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the Agribrands Holder or Ralcorp Holder, as the case may be, in respect of which Holding Company made such deduction and withholding.

                                     ARTICLE IV.

                  REPRESENTATIONS AND WARRANTIES OF AGRIBRANDS

     Agribrands represents and warrants to Ralcorp that the statements contained in this Article IV are true and correct, except as set forth in the disclosure schedule delivered by Agribrands to Ralcorp prior to the execution of this Agreement (the "Agribrands Disclosure Schedule") or as otherwise expressly
                  --------------------------------
contemplated  by  this  Agreement.

    4.1.  ORGANIZATION  AND  GOOD  STANDING.
          ---------------------------------
     Agribrands is a corporation duly organized, validly existing and in good standing under the laws of the State of Missouri. Each of the subsidiaries of Agribrands (the "Agribrands Subsidiaries") is a corporation duly organized,
                   ------------------------
validly existing and in good standing under the laws of the jurisdiction of its incorporation. Each of Agribrands and the Agribrands Subsidiaries is qualified to do business as a foreign corporation in each jurisdiction in which the failure to be so qualified would have an Agribrands Material Adverse Effect. For purposes of this Agreement, "Agribrands Material Adverse Effect" shall mean
                                  ----------------------------------
a material adverse effect on (i) the business, assets, condition (financial or otherwise), properties, liabilities or the results of operations of Agribrands and the Agribrands Subsidiaries, taken as a whole, (ii) the ability of Agribrands to perform its obligations set forth in this Agreement, or (iii) the ability of Agribrands to timely consummate the transactions contemplated by this Agreement. The Articles of Incorporation and Bylaws of Agribrands and the Agribrands Subsidiaries will not be amended prior to the Closing Date. Agribrands and the Agribrands Subsidiaries have all corporate power and all material governmental licenses, authorizations, consents and approvals required to carry on their respective businesses substantially as now being conducted and necessary to own, operate and lease their properties and assets.

    4.2.  CAPITALIZATION.
          --------------
     As of the date hereof, the authorized capital stock of Agribrands consists of 50,000,000 shares of Agribrands Common Stock and 10,000,000 shares of preferred stock, par value $.01 per share (the "Agribrands Preferred Stock").
                                                   --------------------------
Of such authorized shares, as of the date hereof, there are issued and outstanding 9,813,101 shares of Agribrands Common Stock, 854,810 shares of Agribrands Common Stock are issued and held in the treasury of Agribrands, no shares of the Agribrands Preferred Stock have been designated or issued, and no other capital stock of Agribrands is issued or outstanding. All issued and outstanding shares of Agribrands Common Stock are duly authorized, validly issued and outstanding, fully paid and nonassessable and were issued free of preemptive rights in compliance with applicable corporate and securities Laws. Except as set forth in the Agribrands Securities Filings (as hereinafter defined), as of the date hereof there are no outstanding rights, subscriptions, warrants, puts, calls, unsatisfied preemptive rights, options or other agreements of any kind relating to any of the outstanding, authorized but not issued, unauthorized or treasury shares of the capital stock or any other security of Agribrands, and there is no authorized or outstanding security of any kind convertible into or exchangeable for any such capital stock or other security. Except as disclosed in the Agribrands Securities Filings, there are no restrictions upon the transfer of or otherwise pertaining to the securities (including, but not limited to, the ability to pay dividends thereon) or retained earnings of Agribrands and the Agribrands Subsidiaries or the ownership thereof other than those imposed by the Securities Act, the Securities Exchange Act, applicable state securities Laws or applicable corporate Law.

    4.3.  SUBSIDIARIES.
          ------------
     Each Agribrands Subsidiary is wholly owned by Agribrands and all of the capital stock and other interests of the Agribrands Subsidiaries so held by Agribrands are directly or indirectly owned by it, free and clear of any claim, lien, encumbrance, security interest or agreement with respect thereto. All of the outstanding shares of capital stock in each of the Agribrands Subsidiaries directly or indirectly held by Agribrands are duly authorized, validly issued and outstanding, fully paid and nonassessable and were issued free of preemptive rights in compliance with applicable corporate and securities Laws. There are no irrevocable proxies or similar obligations with respect to such capital stock of the Agribrands Subsidiaries held by Agribrands and no equity securities or other interests of any of the Agribrands Subsidiaries are or may become required to be issued or purchased by reason of any options, warrants, rights to subscribe to, puts, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of any capital stock of any Agribrands Subsidiary, and there are no contracts, commitments, understandings or arrangements by which any Agribrands Subsidiary is bound to issue additional shares of its capital stock, or options, warrants or rights to purchase or acquire any additional shares of its capital stock or securities convertible into or exchangeable for such shares.

    4.4.  AUTHORIZATION;  BINDING  AGREEMENT.
          ----------------------------------
     Agribrands has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the other agreements and documents referred to herein to which Agribrands is or will be a party or a signatory (the "Agribrands Ancillary Agreements") and the consummation of the
                  --------------------------------
transactions contemplated hereby and thereby, including, but not limited to, the Agribrands Merger, have been duly and validly authorized by Agribrands' Board of Directors, and no other corporate proceedings on the part of Agribrands or any Agribrands Subsidiary are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby (other than the approval and adoption of this Agreement, the Agribrands Merger Agreement and the transactions contemplated hereby and thereby by the shareholders of Agribrands in accordance with the Missouri Code and the Articles of Incorporation and Bylaws of Agribrands). This Agreement has been duly and validly executed and delivered by Agribrands and constitutes, and upon execution and delivery thereof as contemplated by this Agreement, the Agribrands Ancillary Agreements will constitute, the legal, valid and binding agreements of Agribrands, enforceable against Agribrands in accordance with its and their respective terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights generally and by principles of equity ("Enforceability Exceptions").
              --------------------------

    4.5.  GOVERNMENTAL  APPROVALS.
          -----------------------
     No consent, approval, waiver or authorization of, notice to or declaration or filing with ("Consent") any nation or government, any state or other
                    -------
political subdivision thereof, any person, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government including, without limitation, any governmental or regulatory authority, agency, department, board, commission or instrumentality, any court, tribunal or arbitrator and any self-regulatory organization ("Governmental Authority") on the part of Agribrands or any of the Agribrands
  -----------------------
Subsidiaries is required in connection with the execution or delivery by Agribrands of this Agreement or the consummation by Agribrands of the transactions contemplated hereby other than (i) the filing of the Articles of Merger with the Secretary of State of the State of Missouri in accordance with the Missouri Code, (ii) filings with the SEC, state securities laws administrators, and the New York Stock Exchange (the "NYSE"), (iii) Consents
                                                          ----
from or with Governmental Authorities set forth on the Agribrands Disclosure Schedule, (iv) filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the "HSR
                                                                             ---
Act"), (v) the supplemental ruling from the Internal Revenue Service (the "IRS")
---                                                                        ---
referred to in Section 6.15 below; and (vi) those Consents that, if they were not obtained or made, do not or would not reasonably be expected to have an Agribrands Material Adverse Effect.

    4.6.  NO  VIOLATIONS.
          --------------
     The execution and delivery of this Agreement and the Agribrands Ancillary Agreements, the consummation of the transactions contemplated hereby and thereby and compliance by Agribrands with any of the provisions hereof or thereof will not (i) conflict with or result in any breach of any provision of the Articles and/or Certificate of Incorporation or Bylaws or other governing instruments of Agribrands or any of the Agribrands Subsidiaries, (ii) require any Consent under or result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration or augment the performance required) under any of the terms, conditions or provisions of any Agribrands Material Contract (as hereinafter defined) or other material obligation to which Agribrands or any Agribrands Subsidiary is a party or by which any of them or any of their properties or assets may be bound, (iii) result in the creation or imposition of any lien or encumbrance of any kind upon any of the assets of Agribrands or any Agribrands Subsidiary, or (iv) subject to obtaining the Consents from Governmental Authorities referred to in Section 4.5, above, contravene any applicable provision of any constitution, treaty, statute, law, code, rule, regulation, ordinance, policy or order of any Governmental Authority or other matters having the force of law including, but not limited to, any orders, decisions, injunctions, judgments, awards and decrees of or agreements with any court or other Governmental Authority ("Law") currently in effect to which
                                             ---
Agribrands or any Agribrands Subsidiary or its or any of their respective assets or properties are subject, except in the case of clauses (ii), (iii) and (iv) above, for any deviations from the foregoing which do not or would not reasonably be expected to have an Agribrands Material Adverse Effect.

    4.7.  SECURITIES  FILINGS  AND  LITIGATION.
          ------------------------------------
Agribrands has made available to Ralcorp true and complete copies of (i) its Annual Reports on Form 10-K, as amended, for the years ended August 31, 1998 and 1999, as filed with the SEC, (ii) its proxy statements relating to all of the meetings of shareholders (whether annual or special) of Agribrands since April 1, 1998, as filed with the SEC, and (iii) all other reports, statements and registration statements and amendments thereto (including, without limitation, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as amended) filed by Agribrands with the SEC since April 1, 1998. The reports and statements set forth in clauses (i) through (iii), above, and those subsequently provided or required to be provided pursuant to this Section, are referred to collectively herein as the "Agribrands Securities Filings." As of their
                                -------------------------------
respective dates, or as of the date of the last amendment thereof, if amended after filing, none of the Agribrands Securities Filings (including all schedules thereto and disclosure documents incorporated by reference therein), contained or, as to Agribrands Securities Filings subsequent to the date hereof, will contain any untrue statement of a material fact or omitted or, as to Agribrands Securities Filings subsequent to the date hereof, will omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the Agribrands Securities Filings was filed in a timely manner and at the time of filing or as of the date of the last amendment thereof, if amended after filing, complied or, as to Agribrands Securities Filings subsequent to the date hereof, will comply in all material respects with the Securities Exchange Act or the Securities Act, as applicable. There is no action, cause of action, claim, demand, suit, proceeding, citation, summons, subpoena, inquiry or investigation of any nature, civil, criminal, regulatory or otherwise, in law or in equity, by or before any court, tribunal, arbitrator or other Governmental Authority ("Litigation") pending or, to the knowledge of Agribrands, threatened against
  ----------
Agribrands or any of its subsidiaries, any officer, director, employee or agent thereof, in his or her capacity as such, or as a fiduciary with respect to any Agribrands Benefit Plan, as hereinafter defined, or otherwise relating to Agribrands or any of its subsidiaries or the securities of any of them, or any properties or rights of Agribrands or any of its subsidiaries or any Agribrands Benefit Plan which is required to be described in any Agribrands Securities Filing that is not so described. No event has occurred as a consequence of which Agribrands would be required to file a Current Report on Form 8-K pursuant to the requirements of the Securities Exchange Act as to which such a report has not been timely filed with the SEC. Any reports, statements and registration statements and amendments thereof (including, without limitation, Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as amended) filed by Agribrands with the SEC after the date hereof shall be provided to Ralcorp on the date of such filing.

    4.8.  AGRIBRANDS  FINANCIAL  STATEMENTS.
          ---------------------------------
     The audited consolidated financial statements and unaudited interim financial statements of Agribrands included in the Agribrands Securities Filings (the "Agribrands Financial Statements") have been prepared in accordance with
       ---------------------------------
generally accepted accounting principles applied on a consistent basis (except as may be indicated therein or in the notes thereto) and present fairly, in all material respects, the financial position of Agribrands and the Agribrands Subsidiaries as at the dates thereof and the results of their operations and cash flows for the periods then ended subject, in the case of the unaudited interim financial statements, to normal year-end audit adjustments, any other adjustments described therein and the fact that certain information and notes have been condensed or omitted in accordance with the Securities Exchange Act.

    4.9.  ABSENCE  OF  CERTAIN  CHANGES  OR  EVENTS.
          -----------------------------------------
     Except as set forth in the Agribrands Securities Filings, since August 31, 1999, there has not been: (i) any event, occurrence, fact, condition, change, development or effect ("Event") (except for those Events caused by (x)
                           -----
conditions affecting national, regional or world economies such as currency fluctuations (but excluding extraordinary disruptions in regional or world economies or markets or US/foreign currency exchange ratios involving multiple countries), (y) conditions affecting the animal feed industry in the regions in which Agribrands operates, or (z) the pendency or announcement of this Agreement, or the transactions contemplated hereby) that has had or would reasonably be expected to have an Agribrands Material Adverse Effect; (ii) any declaration, payment or setting aside for payment of any dividend (except to Agribrands or an Agribrands Subsidiary wholly owned by Agribrands) or other distribution or any redemption, purchase or other acquisition of any shares of capital stock or securities of Agribrands or any Agribrands Subsidiary; (iii) any return of any capital or other distribution of assets to shareholders of Agribrands or any Agribrands Subsidiary (except to Agribrands or an Agribrands Subsidiary wholly owned by Agribrands); (iv) any acquisition (by merger, consolidation, acquisition of stock or assets or otherwise) of any person or business; or (v) any other action or agreement or undertaking by Agribrands or any Agribrands Subsidiary that, if taken or done on or after the date hereof without Ralcorp's consent, would result in a breach of Section 6.1, below, and that has had or would reasonably be expected to have an Agribrands Material Adverse Effect.

   4.10.  RELATED  PARTY  TRANSACTIONS.
          ----------------------------
     Except as set forth in the Agribrands Securities Filings, since November 23, 1999, Agribrands has not entered into any relationship or transaction of a sort that would be required to be disclosed pursuant to Item 404 of Regulation S-K by Agribrands in a proxy statement in connection with an annual meeting of shareholders.

   4.11.  COMPLIANCE  WITH  LAWS.
          ----------------------
     The business of Agribrands and each Agribrands Subsidiary has been operated in compliance with all Laws applicable thereto, except for any instances of non-compliance which do not and would not reasonably be expected to have an Agribrands Material Adverse Effect. Without limiting the generality of the foregoing, neither Agribrands nor any Agribrands Subsidiary has conducted its business in violation of applicable Laws, tariffs, rules and regulations in any jurisdiction, foreign or domestic, which violation has had or would reasonably be expected to have an Agribrands Material Adverse Effect.

   4.12   PERMITS.
          -------
     Agribrands and the Agribrands Subsidiaries have all material permits, certificates, licenses, approvals, tariffs and other authorizations required in connection with the operation of their respective businesses (collectively, "Agribrands Permits"), and neither Agribrands nor any Agribrands Subsidiary is
 -------------------
in violation of any Agribrands Permit, and no proceedings are pending or, to the knowledge of Agribrands, threatened, to revoke or limit any Agribrands Permit, except any such violation or proceeding which does not and would not reasonably be expected to have an Agribrands Material Adverse Effect.

   4.13.  FINDERS  AND  INVESTMENT  BANKERS.
          ---------------------------------
     Neither Agribrands nor any of its officers or directors has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders' fees in connection with the transactions contemplated hereby other than pursuant to the agreements with Wasserstein Perella & Co., Inc. and Houlihan Lokey Howard & Zukin, accurate and complete copies of which have been provided to Ralcorp.

   4.14.  MATERIAL  CONTRACTS.
          -------------------
     Neither Agribrands nor any Agribrands Subsidiary is a party or is subject to any note, bond, mortgage, indenture, contract, lease, license, agreement, understanding, instrument, bid or proposal that is required to be described in or filed as an exhibit to any Agribrands Securities Filing ("Agribrands Material
                                                             -------------------
Contract")  that  is  not so described in or filed as required by the Securities
--------
Act or the Securities Exchange Act, as the case may be. Agribrands has made available to Ralcorp true and accurate copies of the Agribrands Material Contracts. All such Agribrands Material Contracts are valid and binding and are in full force and effect and enforceable against Agribrands or such subsidiary in accordance with their respective terms, subject to the Enforceability Exceptions. Except as referenced in Section 4.6 above, (i) no Consent of any person is needed in order that each such Agribrands Material Contract shall continue in full force and effect in accordance with its terms without penalty, acceleration or rights of early termination by reason of the consummation of the transactions contemplated by this Agreement, except for Consents the absence of which would not have an Agribrands Material Adverse Effect, and (ii) neither Agribrands nor any of its subsidiaries is in violation or breach of or default under any such Agribrands Material Contract; nor to Agribrands' knowledge is any other party to any such Agribrands Material Contract in violation or breach of or default under any such Agribrands Material Contract in each case where such violation or breach would have an Agribrands Material Adverse Effect.

   4.15.  EMPLOYEE  BENEFIT  PLANS.
          ------------------------
     (a) There are no Benefit Plans (as defined below) or Foreign Plans (as defined below) maintained or contributed to by Agribrands or an Agribrands Subsidiary under which Agribrands or an Agribrands Subsidiary could incur any material liability. A "Benefit Plan" shall include (i) an employee benefit plan
                        ------------
as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, together with all regulations thereunder ("ERISA"), even if,
                                                               -----
because of some other provision of ERISA, such plan is not subject to any or all of ERISA's provisions, and (ii) whether or not described in the preceding clause, (a) any pension, profit sharing, stock bonus, deferred or supplemental compensation, retirement, thrift, stock purchase, stock appreciation or stock option plan, or any other compensation, welfare, fringe benefit or retirement plan, program, policy, course of conduct, understanding or arrangement of any kind whatsoever, whether formal or informal, oral or written, providing for benefits for or the welfare of any or all of the current or former employees or agents of a specified person or their beneficiaries or dependents, (b) a multi-employer plan as defined in Section 3(37) of ERISA (a "Multi-Employer
                                                                  --------------
Plan"),  or  (c) a multiple employer plan as defined in Section 413 of the Code.
----

     (b) With respect to each Benefit Plan (where applicable): Agribrands has made available to Ralcorp complete and accurate copies of (i) all plan and trust texts and agreements, insurance contracts and other funding arrangements; (ii) the most recent annual report on the Form 5500 series; (iii) the most recent financial statement and/or annual and periodic accounting of plan assets; (iv) the most recent determination letter received from the IRS; and (v) the most recent summary plan description as defined in ERISA.

     (c) With respect to each Benefit Plan while maintained or contributed to by Agribrands: (i) if intended to qualify under Code Sections 401(a) or 403(a), such Benefit Plan has received a favorable determination letter from the IRS that it so qualifies, and its trust is exempt from taxation under Code
Section 501(a) and, to the knowledge of Agribrands, nothing has since occurred to cause the loss of the Benefit Plan's qualification; (ii) except for payment of benefits made in the ordinary course of the plan administration, no event has occurred and, to the knowledge of Agribrands, there exists no circumstance under which Agribrands or Holding Company could incur liability under ERISA, the Code or otherwise; (iii) no non-exempt prohibited transaction as defined under ERISA and the Code has occurred; (iv) all contributions and premiums due have fully been made and paid on a timely basis; and (v) all contributions made or required to be made under any Benefit Plan meet the requirements for deductibility under the Code, and all contributions accrued prior to the Effective Time which have not been made have been properly recorded on the Agribrands Financial Statements in a manner satisfying the requirements of Financial Accounting Standards 87 and 88 except, in each case, for any deviations from the foregoing which do not and would not reasonably be expected to have an Agribrands Material Adverse Effect.

     (d)     No  Benefit  Plan is a pension plan subject to Title IV of ERISA or
Section 412 of the Code. Each of the Benefit Plans has been maintained in compliance with its terms and all applicable Law, except where the failure to do so would not reasonably be expected to have an Agribrands Material Adverse Effect. Agribrands does not contribute to, or have any outstanding liability with respect to, any Multi-employer Plan.

     (e) With respect to each Benefit Plan which is a welfare plan (as defined in ERISA Section 3(1)): (i) any liability for medical or death benefits with respect to current or former employees beyond their termination of employment (except as may be required by applicable Law) is provided for in the Agribrands Financial Statements to the extent required by generally accepted accounting principles; (ii) there are no reserves, assets, surplus or prepaid premiums under any such plan; (iii) no term or provision of any such plan prohibits the amendment or termination thereof; (iv) Agribrands has complied with Code Section 4980B, except, in each case, for any deviations from the foregoing which do not and would not reasonably be expected to have an Agribrands Material Adverse Effect; and (v) each such Benefit Plan which is intended to meet the requirements for tax-favored treatment under Subchapter B of Chapter 1 of the Code meets such requirements.

     (f) Except as provided in Section 6.9 below, the consummation of the Agribrands Merger will not, either alone or in conjunction with another Event under the terms of any Benefit Plan: (i) entitle any individual to severance pay, (ii) accelerate the time of payment or vesting of benefits or increase the amount of compensation due to any individual; or (iii) give rise to the payment of any amount that would not be deductible pursuant to Section 280G of the Code.

     (g) With respect to each Benefit Plan which is contributed to or required to be maintained by the law or applicable custom or rule of the relevant jurisdiction outside of the United States (the "Foreign Plans") except, in each case, for any deviations from the below which do not and would not reasonably be expected to have an Agribrands Material Adverse Effect:

          (i) Each of the Foreign Plans is in compliance with the provisions of the laws of each jurisdiction in which each such Foreign Plan is maintained, to the extent those laws are applicable to the Foreign Plans;

     (ii) All contributions to, and payments from, the Foreign Plans which may have been required to be made in accordance with the terms of any such Foreign Plan, and, when applicable, the law of the jurisdiction in which such Foreign Plan is maintained, have been timely made or shall be made by the Closing Date. All such contributions to the Foreign Plans, and all payments under the Foreign Plans, for any period ending before the Closing Date that are not yet, but will be, required to be made, are reflected as an accrued liability on the Balance Sheet;

     (iii) All reports, returns and similar documents, if any, with respect to any Foreign Plan required to be filed with any governmental body or distributed to any Foreign Plan participant have been duly and timely filed or distributed or will be filed or distributed by the Closing Date, and all of the Foreign Plans have obtained from the governmental body having jurisdiction with respect to such plans any required determinations, if any, that such Foreign Plans are in compliance with the laws of the relevant jurisdiction if such determinations are required in order to give effect to the Foreign Plan;

     (iv) Each of the Foreign Plans has been administered at all times in accordance with its terms. To the knowledge of Agribrands, there are no pending investigations by any governmental body involving the Foreign Plans, and no pending claims (except for claims for benefits payable in the normal operations of the Foreign Plans), suits or proceedings against any Foreign Plan or asserting any rights or claims to benefits under any Foreign Plan; and

     (v) The consummation of the transactions contemplated by this Agreement will not by itself create or otherwise result in any liability with respect to any Foreign Plan other than the triggering of payment to participants.

   4.16.  TAXES  AND  RETURNS.
          -------------------
     (a) Agribrands and each of the Agribrands Subsidiaries have timely filed or caused to be filed all material Tax Returns required to be filed by it, and all Tax Returns filed by Agribrands and the Agribrands Subsidiaries are true, complete and correct in all material respects.

     (b) Agribrands and the Agribrands Subsidiaries have each timely paid, collected or withheld, or caused to be timely paid, collected or withheld, all material amounts of Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the Agribrands Financial Statements have been established.

     (c) There are no claims or assessments pending against Agribrands or any of the Agribrands Subsidiaries for any alleged deficiency in any Tax, and Agribrands has not been notified in writing of any proposed Tax claims or assessments against Agribrands or any of the Agribrands Subsidiaries (other than in each case, claims or assessments for which adequate reserves in the Agribrands Financial Statements have been established or which are being contested in good faith or are immaterial in amount).

     (d) There are no material federal, state, local or foreign audits or administrative proceedings pending with regard to any material amounts of Tax or Tax Return of Agribrands or the Agribrands Subsidiaries and none of them has received a written notice of any proposed material audit or proceeding.

     (e) Neither Agribrands nor any of the Agribrands Subsidiaries has any waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes.

     (f) There are no outstanding requests by Agribrands or any of the Agribrands Subsidiaries for any extension of time within which to file any material Tax Return or within which to pay any material amounts of Taxes shown to be due on any return.

     (g) There are no liens for material amounts of Taxes on the assets of Agribrands or any of the Agribrands Subsidiaries except for statutory liens for current Taxes not yet due and payable.

     (h) Neither Agribrands nor any Agribrands Subsidiary is a party to any agreement, contract, arrangement, or plan that has resulted or would result, individually or in the aggregate, in connection with this Agreement or any change of control of Agribrands or any of the Agribrands Subsidiaries in the payment of any "excess parachute payments" within the meaning of Section 280G of the Code.

     (i) For purposes of this Agreement, the term "Tax" shall mean any federal, state, local, foreign or provincial income, gross receipts, property, sales, use, license, excise, franchise, employment, payroll, alternative or added minimum, ad valorem, withholding, estimated, transfer or excise tax, or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty imposed by any Governmental Authority. The term "Tax Return" shall mean a report, return or other information (including any attached schedules or any amendments to such report, return or other information) required to be supplied to or filed with a governmental entity with respect to any Tax, including an information return, claim for refund, amended return or declaration of estimated Tax.

   4.17.  NO  ADVERSE  ACTIONS.
          --------------------
     There is no existing, pending or, to the knowledge of Agribrands, threatened termination, cancellation, limitation, modification or change in the business relationship of Agribrands or any of the Agribrands Subsidiaries, with any supplier, customer or other person except such as would not reasonably be expected to have an Agribrands Material Adverse Effect. None of Agribrands, any Agribrands Subsidiary or, to the knowledge of Agribrands, any director, officer, agent, employee or other person acting on behalf of any of the foregoing has used any corporate funds for unlawful contributions, payments, gifts or entertainment or for the payment of other unlawful expenses relating to political activity, or made any direct or indirect unlawful payments to governmental or regulatory officials or others, which would reasonably be expected to have an Agribrands Material Adverse Effect.

   4.18.  FAIRNESS  OPINIONS.
          ------------------
     Agribrands' Board of Directors and the Independent Committee of the Agribrands Board of Directors received from their respective financial advisors, Wasserstein Perella & Co., Inc. and Houlihan Lokey Howard & Zukin, opinions to the effect that the Merger Consideration is fair to the holders of the Agribrands Shares (other than common directors of both Agribrands and Ralcorp) from a financial point of view.

   4.19.  TAKEOVER  STATUTES  AND  CHARTER.
          --------------------------------
     No "business combination," "fair price," "moratorium," "control share acquisition" or other similar antitakeover statute or regulation enacted under state or federal laws in the United States (each a "Takeover Statute"),
                                                             ----------------
including,  without  limitation,  Sections  351.407  and 351.459 of the Missouri
Code, applicable to Agribrands or any of the Agribrands Subsidiaries is applicable to the Agribrands Merger, this Agreement, the Agribrands Ancillary Agreements or the other transactions contemplated hereby or thereby (inasmuch as Agribrands has approved the transactions contemplated by this Agreement and the Agribrands Ancillary Agreements for purposes of Section 351.459 of the Missouri Code and has taken all other requisite corporate action under the Takeover Statutes). The provisions of Article Four of the Articles of Incorporation of Agribrands are not applicable to the Agribrands Merger, this Agreement, the

Agribrands Ancillary Agreements or the other transactions contemplated hereby or thereby (inasmuch as there are one or more "Continuing Directors" (as defined in the Articles of Incorporation of Agribrands) and the Agribrands Merger has been approved by a majority of them).

   4.20.  AGRIBRANDS  RIGHTS  PLAN.
          ------------------------
     Under the Rights Agreement between Agribrands and Continental Stock Transfer & Trust Company, dated as of March 31, 1998 and as amended on August 7, 2000 (the "Agribrands Rights Agreement"), neither Merger Sub A nor Holding
             -----------------------------
Company  will  become  an  "Acquiring  Person,"  no "Shares Acquisition Date" or
"Distribution Date" (as such terms are defined in the Agribrands Rights Agreement) will occur, and the holders of any rights issued pursuant to the Agribrands Rights Agreement will not be entitled to receive any benefits under the Agribrands Rights Agreement as a result of the approval, execution or delivery of this Agreement, the Agribrands Merger Agreement or any of the Agribrands Ancillary Agreements or the consummation of the transactions contemplated hereby and thereby.

                                     ARTICLE V.

                    REPRESENTATIONS AND WARRANTIES OF RALCORP

     Ralcorp represents and warrants to Agribrands that the statements contained in this Article V are true and correct, except as set forth in the disclosure schedule delivered by Ralcorp to Agribrands prior to the execution of this Agreement (the "Ralcorp Disclosure Schedule") or as otherwise expressly
                  -----------------------------
contemplated  by  this  Agreement.

    5.1.  ORGANIZATION  AND  GOOD  STANDING.
          ---------------------------------
     Ralcorp is a corporation duly organized, validly existing and in good standing under the laws of the State of Missouri. Each of the subsidiaries of Ralcorp (the "Ralcorp Subsidiaries") is a corporation duly organized, validly
                ---------------------
existing and in good standing under the laws of the jurisdiction of its incorporation. Each of Ralcorp and the Ralcorp Subsidiaries is qualified to do business as a foreign corporation in each jurisdiction in which the failure to be so qualified would have a Ralcorp Material Adverse Effect. For purposes of this Agreement, "Ralcorp Material Adverse Effect" shall mean a material adverse
                  -------------------------------
effect on (i) the business, assets, condition (financial or otherwise), properties, liabilities or the results of operations of Ralcorp and the Ralcorp Subsidiaries, taken as a whole, (ii) the ability of Ralcorp to perform its obligations set forth in this Agreement, or (iii) the ability of Ralcorp to timely consummate the transactions contemplated by this Agreement. The Articles of Incorporation and Bylaws of Ralcorp and the Ralcorp Subsidiaries will not be amended prior to the Closing Date. Ralcorp and the Ralcorp Subsidiaries have all corporate power and all material governmental licenses, authorizations, consents and approvals required to carry on their respective businesses substantially as now being conducted and necessary to own, operate and lease their properties and assets.

    5.2.  CAPITALIZATION.
          --------------
     As of the date hereof, the authorized capital stock of Ralcorp consists of 300,000,000 shares of Ralcorp Common Stock and 10,000,000 shares of preferred stock, par value $.01 per share (the "Ralcorp Preferred Stock"). Of such
                                             -----------------------
authorized shares, as of the date hereof, there are issued and outstanding 29,859,907 shares of Ralcorp Common Stock, 3,151,410 shares of Ralcorp Common Stock are issued and held in the treasury of Ralcorp, no shares of the Ralcorp Preferred Stock have been designated or issued, and no other capital stock of Ralcorp is issued or outstanding. All issued and outstanding shares of Ralcorp Common Stock are duly authorized, validly issued and outstanding, fully paid and nonassessable and were issued free of preemptive rights in compliance with applicable corporate and securities Laws. Except as set forth in the Ralcorp Securities Filings (as hereinafter defined), as of the date hereof there are no outstanding rights, subscriptions, warrants, puts, calls, unsatisfied preemptive rights, options or other agreements of any kind relating to any of the outstanding, authorized but not issued, unauthorized or treasury shares of the capital stock or any other security of Ralcorp, and there is no authorized or outstanding security of any kind convertible into or exchangeable for any such capital stock or other security. Except as disclosed in the Ralcorp Securities Filings, there are no restrictions upon the transfer of or otherwise pertaining to the securities (including, but not limited to, the ability to pay dividends thereon) or retained earnings of Ralcorp and the Ralcorp Subsidiaries or the ownership thereof other than those imposed by the Securities Act, the Securities Exchange Act, applicable state securities Laws or applicable corporate Law.

    5.3.  SUBSIDIARIES.
          ------------
     Each Ralcorp Subsidiary is wholly owned by Ralcorp and all of the capital stock and other interests of the Ralcorp Subsidiaries so held by Ralcorp are directly or indirectly owned by it, free and clear of any claim, lien, encumbrance, security interest or agreement with respect thereto. All of the outstanding shares of capital stock in each of the Ralcorp Subsidiaries directly or indirectly held by Ralcorp are duly authorized, validly issued and outstanding, fully paid and nonassessable and were issued free of preemptive rights in compliance with applicable corporate and securities Laws. There are no irrevocable proxies or similar obligations with respect to such capital stock of the Ralcorp Subsidiaries held by Ralcorp and no equity securities or other interests of any of the Ralcorp Subsidiaries are or may become required to be issued or purchased by reason of any options, warrants, rights to subscribe to, puts, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of any capital stock of any Ralcorp Subsidiary, and there are no contracts, commitments, understandings or arrangements by which any Ralcorp Subsidiary is bound to issue additional shares of its capital stock, or options, warrants or rights to purchase or acquire any additional shares of its capital stock or securities convertible into or exchangeable for such shares.

    5.4.  AUTHORIZATION;  BINDING  AGREEMENT.
          ----------------------------------
     Ralcorp has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the other agreements and documents referred to herein to which Ralcorp is or will be a party or a signatory  (the  "Ralcorp  Ancillary  Agreements")  and  the consummation of the
                  ------------------------------
transactions contemplated hereby and thereby, including, but not limited to, the Ralcorp Merger, have been duly and validly authorized by Ralcorp's Board of Directors, and no other corporate proceedings on the part of Ralcorp or any Ralcorp Subsidiary are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby (other than the approval and adoption of this Agreement, the Ralcorp Merger Agreement and the transactions contemplated hereby and thereby by the shareholders of Ralcorp in accordance with the Missouri Code and the Articles of Incorporation and Bylaws of Ralcorp). This Agreement has been duly and validly executed and delivered by Ralcorp and constitutes, and upon execution and delivery thereof as contemplated by this Agreement, the Ralcorp Ancillary Agreements will constitute, the legal, valid and binding agreements of Ralcorp, enforceable against Ralcorp in accordance with its and their respective terms, subject to the Enforceability Exceptions.

    5.5.  GOVERNMENTAL  APPROVALS.
          -----------------------
     No Consent from or with any Governmental Authority on the part of Ralcorp or any of the Ralcorp Subsidiaries is required in connection with the execution or delivery by Ralcorp of this Agreement or the consummation by Ralcorp of the transactions contemplated hereby other than (i) the filing of the Articles of Merger with the Secretary of State of the State of Missouri in accordance with the Missouri Code, (ii) filings with the SEC, state securities laws administrators, the NYSE and any securities exchange on which the Ralcorp Common Stock is listed, (iii) Consents from or with Governmental Authorities set forth on the Ralcorp Disclosure Schedule, (iv) filings under the HSR Act, and (v) those Consents that, if they were not obtained or made, do not or would not reasonably be expected to have a Ralcorp Material Adverse Effect.

    5.6.  NO  VIOLATIONS.
          --------------
     The execution and delivery of this Agreement and the Ralcorp Ancillary Agreements, the consummation of the transactions contemplated hereby and thereby and compliance by Ralcorp with any of the provisions hereof or thereof will not
(i) conflict with or result in any breach of any provision of the Articles and/or Certificate of Incorporation or Bylaws or other governing instruments of Ralcorp or any of the Ralcorp Subsidiaries, (ii) require any Consent under or result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration or augment the performance required) under any of the terms, conditions or provisions of any Ralcorp Material Contract (as hereinafter defined) or other material obligation to which Ralcorp or any Ralcorp Subsidiary is a party or by which any of them or any of their properties or assets may be bound, (iii) result in the creation or imposition of any lien or encumbrance of any kind upon any of the assets of Ralcorp or any Ralcorp
Subsidiary,  or  (iv)  subject  to  obtaining  the  Consents  from  Governmental
Authorities referred to in Section 5.5, above, contravene any Law currently in effect to which Ralcorp or any Ralcorp Subsidiary or its or any of their respective assets or properties are subject, except in the case of clauses (ii),
(iii) and (iv) above, for any deviations from the foregoing which do not or would not reasonably be expected to have a Ralcorp Material Adverse Effect.

    5.7.  SECURITIES  FILINGS  AND  LITIGATION.
          ------------------------------------
     Ralcorp has made available to Agribrands true and complete copies of (i) its Annual Reports on Form 10-K, as amended, for the years ended September 30, 1998 and 1999, as filed with the SEC, (ii) its proxy statements relating to all of the meetings of shareholders (whether annual or special) of Ralcorp since January 31, 1997, as filed with the SEC, and (iii) all other reports, statements and registration statements and amendments thereto (including, without limitation, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as amended) filed by Ralcorp with the SEC since January 31, 1997. The reports and statements set forth in clauses (i) through (iii), above, and those subsequently provided or required to be provided pursuant to this Section, are referred to collectively herein as the "Ralcorp Securities Filings." As of their respective
                            --------------------------
dates, or as of the date of the last amendment thereof, if amended after filing, none of the Ralcorp Securities Filings (including all schedules thereto and disclosure documents incorporated by reference therein), contained or, as to Ralcorp Securities Filings subsequent to the date hereof, will contain any untrue statement of a material fact or omitted or, as to Ralcorp Securities Filings subsequent to the date hereof, will omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the Ralcorp Securities Filings was filed in a timely manner and at the time of filing or as of the date of the last amendment thereof, if amended after filing, complied or, as to Ralcorp Securities Filings subsequent to the date hereof, will comply in all material respects with the Securities Exchange Act or the Securities Act, as applicable. There is no Litigation pending or, to the knowledge of Ralcorp, threatened against Ralcorp or any of its subsidiaries, any officer, director, employee or agent thereof, in his or her capacity as such, or as a fiduciary with respect to any Ralcorp Benefit Plan, as hereinafter defined, or otherwise relating to Ralcorp or any of its subsidiaries or the securities of any of them, or any properties or rights of Ralcorp or any of its subsidiaries or any Ralcorp Benefit Plan which is required to be described in any Ralcorp Securities Filing that is not so described. No event has occurred as a consequence of which Ralcorp would be required to file a Current Report on Form 8-K pursuant to the requirements of the Securities Exchange Act as to which such a report has not been timely filed with the SEC. Any reports, statements and registration statements and amendments thereof (including, without limitation, Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as amended) filed by Ralcorp with the SEC after the date hereof shall be provided to Ralcorp on the date of such filing.

    5.8.  RALCORP  FINANCIAL  STATEMENTS.
          ------------------------------
     The audited consolidated financial statements and unaudited interim financial statements of Ralcorp included in the Ralcorp Securities Filings (the "Ralcorp Financial Statements") have been prepared in accordance with generally
 -----------------------------
accepted accounting principles applied on a consistent basis (except as may be indicated therein or in the notes thereto) and present fairly, in all material respects, the financial position of Ralcorp and the Ralcorp Subsidiaries as at the dates thereof and the results of their operations and cash flows for the periods then ended subject, in the case of the unaudited interim financial statements, to normal year-end audit adjustments, any other adjustments described therein and the fact that certain information and notes have been condensed or omitted in accordance with the Securities Exchange Act.

    5.9.  ABSENCE  OF  CERTAIN  CHANGES  OR  EVENTS.
          -----------------------------------------
     Except as set forth in the Ralcorp Securities Filings, since September 30, 1999, there has not been: (i) any Event (except for those Events caused by (y) conditions affecting the store brand and value brand grocery product industry in the regions in which Ralcorp operates, or (z) the pendency or announcement of this Agreement, or the transactions contemplated hereby) that has had or would reasonably be expected to have a Ralcorp Material Adverse Effect; (ii) any declaration, payment or setting aside for payment of any dividend (except to Ralcorp or a Ralcorp Subsidiary wholly owned by Ralcorp) or other distribution or any redemption, purchase or other acquisition of any shares of capital stock or securities of Ralcorp or any Ralcorp Subsidiary; (iii) any return of any capital or other distribution of assets to shareholders of Ralcorp or any Ralcorp Subsidiary (except to Ralcorp or a Ralcorp Subsidiary wholly owned by Ralcorp); (iv) any acquisition (by merger, consolidation, acquisition of stock or assets or otherwise) of any person or business; or (v) any other action or agreement or undertaking by Ralcorp or any Ralcorp Subsidiary that, if taken or done on or after the date hereof without Ralcorp's consent, would result in a breach of Section 7.1, below, and that has had or would reasonably be expected to have a Ralcorp Material Adverse Effect.

   5.10.  RELATED  PARTY  TRANSACTIONS.
          ----------------------------
     Except as set forth in the Ralcorp Securities Filings, since December 20, 1999, Ralcorp has not entered into any relationship or transaction of a sort that would be required to be disclosed pursuant to Item 404 of Regulation S-K by Ralcorp in a proxy statement in connection with an annual meeting of shareholders.

   5.11.  COMPLIANCE  WITH  LAWS.
          ----------------------
     The business of Ralcorp and each Ralcorp Subsidiary has been operated in compliance with all Laws applicable thereto, except for any instances of non-compliance which do not and would not reasonably be expected to have a Ralcorp Material Adverse Effect. Without limiting the generality of the foregoing, neither Ralcorp nor any Ralcorp Subsidiary has conducted its business in violation of applicable Laws, tariffs, rules and regulations in any jurisdiction, foreign or domestic, which violation has had or would reasonably be expected to have a Ralcorp Material Adverse Effect.

   5.12.  PERMITS.
          -------
     Ralcorp and the Ralcorp Subsidiaries have all material permits, certificates, licenses, approvals, tariffs and other authorizations required in connection with the operation of their respective businesses (collectively, "Ralcorp Permits") and neither Ralcorp nor any Ralcorp Subsidiary is in
 ----------------
violation of any Ralcorp Permit, and no proceedings are pending or, to the knowledge of Ralcorp, threatened, to revoke or limit any material Ralcorp Permit, except any such violation or proceeding which does not and would not reasonably be expected to have a Ralcorp Material Adverse Effect.

   5.13.  FINDERS  AND  INVESTMENT  BANKERS.
          ---------------------------------
     Neither Ralcorp nor any of its officers or directors has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders' fees in connection with the transactions contemplated hereby other than pursuant to the agreements with Banc of America Securities LLC and A.G. Edwards & Sons, Inc., accurate and complete copies of which have been provided to Agribrands.

   5.14.  MATERIAL  CONTRACTS.
          -------------------
     Neither Ralcorp nor any Ralcorp Subsidiary is a party or is subject to any note, bond, mortgage, indenture, contract, lease, license, agreement, understanding, instrument, bid or proposal that is required to be described in or filed as an exhibit to any Ralcorp Securities Filing ("Ralcorp Material
                                                                ----------------
Contract")  that  is  not so described in or filed as required by the Securities
--------
Act or the Securities Exchange Act, as the case may be. Ralcorp has made available to Agribrands true and accurate copies of the Ralcorp Material Contracts. All such Ralcorp Material Contracts are valid and binding and are in full force and effect and enforceable against Ralcorp or such subsidiary in accordance with their respective terms, subject to the Enforceability
Exceptions. Except as referenced in Section 5.6 above, (i) no Consent of any person is needed in order that each such Ralcorp Material Contract shall continue in full force and effect in accordance with its terms without penalty, acceleration or rights of early termination by reason of the consummation of the transactions contemplated by this Agreement, except for Consents the absence of which would not have a Ralcorp Material Adverse Effect, and (ii) neither Ralcorp nor any of its subsidiaries is in violation or breach of or default under any such Ralcorp Material Contract; nor to Ralcorp's knowledge is any other party to any such Ralcorp Material Contract in violation or breach of or default under any such Ralcorp Material Contract in each case where such violation or breach would have a Ralcorp Material Adverse Effect.

   5.15.  EMPLOYEE  BENEFIT  PLANS.
          ------------------------
     (a) There are no Benefit Plans maintained or contributed to by Ralcorp or a Ralcorp Subsidiary under which Ralcorp, a Ralcorp Subsidiary or the Surviving Corporation could incur any material liability.

   (b) With respect to each Benefit Plan (where applicable): Ralcorp has made available to Agribrands complete and accurate copies of (i) all plan and trust texts and agreements, insurance contracts and other funding arrangements; (ii) the most recent annual report on the Form 5500 series; (iii) the most recent financial statement and/or annual and periodic accounting of plan assets; (iv) the most recent determination letter received from the IRS; and (v) the most recent summary plan description as defined in ERISA.

     (c) With respect to each Benefit Plan while maintained or contributed to by Ralcorp or a Ralcorp Subsidiary: (i) if intended to qualify under Code Sections 401(a) or 403(a), such Benefit Plan has received a favorable determination letter from the IRS that it so qualifies, and its trust is exempt from taxation under Code Section 501(a) and, to the knowledge of Ralcorp, nothing has since occurred to cause the loss of the Benefit Plan's qualification; (ii) except for payment of benefits made in the ordinary course of the plan administration, no event has occurred and, to the knowledge of Ralcorp, there exists no circumstance under which Ralcorp, a Ralcorp Subsidiary or Holding Company could incur liability under ERISA, the Code or otherwise;
(iii) no accumulated funding deficiency as defined in Code Section 412 has occurred or exists, whether or not waived; (iv) no non-exempt prohibited transaction as defined under ERISA and the Code has occurred; (v) no reportable event as defined in Section 4043 of ERISA has occurred or will occur by virtue of consummation of the transaction contemplated by this Agreement (other than events as to which the 30-day notice period is waived pursuant to Section 4043 of ERISA); (vi) all contributions and premiums due including premiums to the PBGC have fully been made and paid on a timely basis; and (vii) all contributions made or required to be made under any Benefit Plan meet the requirements for deductibility under the Code, and all contributions accrued prior to the Effective Time which have not been made have been properly recorded on the Ralcorp Financial Statements in a manner satisfying the requirements of Financial Accounting Standards 87 and 88; (viii) the present value of all "benefit liabilities" (as defined in ERISA Section 4001(a)(16) and determined based on the actuarial assumptions and methods used under such Benefit Plan for the most recent Benefit Plan actuarial valuation and assuming for such purposes that all benefits provided under the Benefit Plan are fully vested) under each such Benefit Plan did not exceed as of the most recent Benefit Plan actuarial valuation date, and will not exceed as of the Closing Date, the then current value of the assets of such Benefit Plan as determined pursuant to Code Section 412, and (ix) neither Ralcorp nor any Ralcorp Subsidiary has completely or partially withdrawn from a Plan that is a Multi-employer Plan, and Ralcorp would not become subject to liability under ERISA if Ralcorp were to withdraw completely from all multi-employer plans in which it currently participates, except, in each case, for any deviations from the foregoing which do not and would not reasonably be expected to have a Ralcorp Material Adverse Effect.

   5.16.  TAXES  AND  RETURNS.
          -------------------
     (a) Ralcorp and each of the Ralcorp Subsidiaries has timely filed or caused to be filed all material Tax Returns required to be filed by it, and all Tax Returns filed by Ralcorp and the Ralcorp Subsidiaries are true, complete and correct in all material respects.

     (b) Ralcorp and the Ralcorp Subsidiaries have each timely paid, collected or withheld, or caused to be timely paid, collected or withheld, all material amounts of Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the Ralcorp Financial Statements have been established.

     (c) There are no claims or assessments pending against Ralcorp or any of the Ralcorp Subsidiaries for any alleged deficiency in any Tax, and Ralcorp has not been notified in writing of any proposed Tax claims or assessments against Ralcorp or any of the Ralcorp Subsidiaries (other than in each case, claims or assessments for which adequate reserves in the Ralcorp Financial Statements have been established or which are being contested in good faith or are immaterial in amount).

     (d) There are no material federal, state, local or foreign audits or administrative proceedings pending with regard to any material amounts of Tax or Tax Returns of Ralcorp or the Ralcorp Subsidiaries and none of them has received a written notice of any proposed material audit or proceeding.

     (e) Neither Ralcorp nor any of the Ralcorp Subsidiaries has any waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes.

     (f) There are no outstanding requests by Ralcorp or any of Ralcorp Subsidiaries for any extension of time within which to file any material Tax Return or within which to pay any material amounts of Taxes shown to be due on any return.

     (g) There are no liens for material amounts of Taxes on the assets of Ralcorp or any of Ralcorp Subsidiaries except for statutory liens for current Taxes not yet due and payable.

     (h) Neither Ralcorp nor any Ralcorp Subsidiary is a party to any agreement, contract, arrangement, or plan that has resulted or would result, individually or in the aggregate, in connection with this Agreement or any change of control of Ralcorp or any of Ralcorp Subsidiaries in the payment of any "excess parachute payments" within the meaning of Section 280G of the Code.

   5.17.  NO  ADVERSE  ACTIONS.
          --------------------
     There is no existing, pending or, to the knowledge of Ralcorp, overtly threatened termination, cancellation, limitation, modification or change in the business relationship of Ralcorp or any of the Ralcorp Subsidiaries, with any supplier, customer or other person except such as would not reasonably be expected to have a Ralcorp Material Adverse Effect. None of Ralcorp, any Ralcorp Subsidiary or, to the knowledge of Ralcorp, any director, officer, agent, employee or other person acting on behalf of any of the foregoing has used any corporate funds for unlawful contributions, payments, gifts or entertainment or for the payment of other unlawful expenses relating to political activity, or made any direct or indirect unlawful payments to governmental or regulatory officials or others, which would reasonably be expected to have a Ralcorp Material Adverse Effect.

   5.18.  FAIRNESS  OPINION.
          -----------------
     Ralcorp's Board of Directors and the Special Committee of the Ralcorp Board of Directors received from their respective financial advisors, Banc of America Securities LLC and A.G. Edwards & Sons, Inc., opinions to the effect that the Merger Consideration is fair to the holders of Ralcorp Common Stock from a financial point of view.

   5.19.  TAKEOVER  STATUTES  AND  CHARTER.
          --------------------------------
     No  Takeover  Statute,  including, without limitation, Sections 351.407 and
351.459 of the Missouri Code, applicable to Ralcorp or any of the Ralcorp Subsidiaries is applicable to the Ralcorp Merger, this Agreement, the Ralcorp Ancillary Agreements or the other transactions contemplated hereby or thereby (inasmuch as Ralcorp has approved the transactions contemplated by this Agreement and the Ralcorp Ancillary Agreements for purposes of Section 351.459 of the Missouri Code and has taken all other requisite corporate action under the Takeover Statutes). The provisions of Article Nine of the Articles of Incorporation of Ralcorp are not applicable to the Ralcorp Merger, this Agreement, the Ralcorp Ancillary Agreements or the other transactions contemplated hereby or thereby (inasmuch as there are one or more "Continuing
                                                                      ----------
Directors"  (as  defined  in  the  Articles of Incorporation of Ralcorp) and the
---------
Ralcorp  Merger  has  been  approved  by  a  majority  of  them).

   5.20.  RALCORP  RIGHTS  PLAN.
          ---------------------
     Under the Rights Agreement between Ralcorp and First Chicago Trust Company of New York (as successor Rights Agent to Boatmen's Trust Company), dated as of December 27,1996, as amended as of July 1, 1997 and as amended on August 7, 2000 (the "Ralcorp Rights Agreement"), neither Merger Sub R nor Holding Company will
       ------------------------
not become an "Acquiring Person," no "Stock Acquisition Date" or "Distribution Date" (as such terms are defined in the Ralcorp Rights Agreement) will occur, and the holders of any rights issued pursuant to the Ralcorp Rights Agreement will not be entitled to receive any benefits under the Ralcorp Rights Agreement as a result of the approval, execution or delivery of this Agreement, the Ralcorp Merger Agreement or any of the Ralcorp Ancillary Agreements or the consummation of the transactions contemplated hereby and thereby.

                                     ARTICLE VI.

                       ADDITIONAL COVENANTS OF AGRIBRANDS

     Agribrands  covenants  and  agrees  as  follows:

    6.1.  CONDUCT  OF  BUSINESS  OF  AGRIBRANDS AND THE AGRIBRANDS SUBSIDIARIES.
          ---------------------------------------------------------------------
     Except as expressly contemplated by this Agreement, disclosed in the Agribrands Securities Filings filed as of the date hereof or set forth in the Agribrands Disclosure Schedule, during the period from the date of this

Agreement to the Effective Time, Agribrands shall conduct, and it shall cause the Agribrands Subsidiaries to conduct, its or their respective businesses in the ordinary course and consistent with past practice, subject to the limitations contained in this Agreement, and Agribrands shall, and it shall cause the Agribrands Subsidiaries to, use its or their respective reasonable best efforts to preserve intact its or their respective business organizations, to keep available the services of its or their respective officers, agents and employees and to maintain satisfactory relationships with all persons with whom any of them does business. Without limiting the generality of the foregoing, and except as otherwise expressly provided in this Agreement, after the date of this Agreement and prior to the Effective Time, neither Agribrands nor any Agribrands Subsidiary will, without the prior written consent of Ralcorp, which shall not be unreasonably withheld or delayed:

     (i) amend or propose to amend its Articles or Certificate of Incorporation or Bylaws (or comparable governing instruments) in any material respect;

     (ii) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any shares of, or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any shares of, the capital stock or other securities of Agribrands or any Agribrands Subsidiary including, but not limited to, any securities convertible into or exchangeable for shares of capital stock of any class of Agribrands or any Agribrands Subsidiary, except for the issuance of shares of Agribrands Common Stock pursuant to the exercise of Agribrands Options outstanding on the date of this Agreement in accordance with their present terms;

     (iii) split, combine or reclassify any shares of its capital stock or declare, pay or set aside any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, other than dividends or distributions to Agribrands or an Agribrands Subsidiary wholly owned by Agribrands, or redeem, purchase or otherwise acquire or offer to acquire any shares of its capital stock or other securities;

     (iv) other than in the ordinary course of business consistent with past practice, (a) create, incur or assume any debt or obligations in respect of capital leases, except refinancings of existing obligations on terms and conditions prevailing in the market; (b) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, indirectly, contingently or otherwise) for the obligations of any person; (c) make any capital expenditures or make any loans, advances or capital contributions to, or investments in, any other person (other than to an Agribrands Subsidiary and customary travel, relocation or business advances to employees) made in the ordinary course of business consistent with past practice; (d) acquire the stock or assets of, or merge or consolidate with, any other person; (e) voluntarily incur any material liability or obligation (absolute, accrued, contingent or otherwise); or (f) sell, transfer, mortgage, pledge or otherwise dispose of, or encumber, or agree to sell, transfer, mortgage, pledge or otherwise dispose of or encumber, any assets or properties, real, personal or mixed material to Agribrands and the Agribrands Subsidiaries taken as a whole other than to secure debt permitted under (a) of this clause (iv), and except for transfers made for fair and adequate consideration;

     (v) increase in any manner the compensation of any of its officers or employees or enter into, establish, amend or terminate any employment, consulting, retention, change in control, collective bargaining, bonus or other incentive compensation, profit sharing, health or other welfare, stock option or other equity, pension, retirement, vacation, severance, deferred compensation or other compensation or benefit plan, policy, agreement, trust, fund or arrangement with, for or in respect of, any shareholder, officer, director, other employee, agent, consultant or affiliate other than (a) as required pursuant to the terms of agreements in effect on the date of this Agreement, (b) with respect to non-officer employees, such as are in the ordinary course of business consistent with past practice, or (c) in connection with the acquisition by Agribrands of another company or business.

     (i) enter into any lease or amend any lease of real property other than in the ordinary course of business consistent with past practice;

     (vii) make or rescind any express or deemed election relating to Taxes of Agribrands, unless required to do so by applicable Law;

     (viii) settle or compromise any Tax liability of Agribrands or agree to an extension of a statute of limitations with respect to the assessment or determination of Taxes;

     (ix) file or cause to be filed any amended Tax Return with respect to Agribrands or any Agribrands Subsidiaries or file or cause to be filed any claim for refund of Taxes paid by or on behalf of Agribrands or any Agribrands Subsidiaries; or

     (x) prepare or file any Tax Return of Agribrands inconsistent with past practice in preparing or filing similar Tax Returns in prior periods or, on any such Tax Return, take any position, make any election, or adopt any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods, in each case except to the extent required by Law.

     Furthermore, Agribrands covenants that from and after the date of this Agreement, unless Ralcorp shall otherwise expressly consent in writing, Agribrands shall, and Agribrands shall cause each of the Agribrands Subsidiaries to, use its or their reasonable business efforts to comply in all material respects with all Laws applicable to it or any of its properties, assets or business and maintain in full force and effect all Agribrands Permits necessary for, or otherwise material to, such business.

    6.2.  NOTIFICATION  OF  CERTAIN  MATTERS.
          ----------------------------------
     Agribrands shall give prompt notice to Ralcorp if any of the following occurs after the date of this Agreement: (i) any notice of, or other communication relating to, a material default or Event which, with notice or lapse of time or both, would become a material default under any Agribrands Material Contract; (ii) receipt of any notice or other communication in writing from any third party alleging that the Consent of such third party is or may be required in connection with the transactions contemplated by this Agreement, other than a Consent disclosed pursuant to Section 4.5 or 4.6 above or not required to be disclosed pursuant to the terms thereof; (iii) receipt of any material notice or other communication from any Governmental Authority (including, but not limited to, the NYSE or any other securities exchange) in connection with the transactions contemplated by this Agreement; (iv) the occurrence of an Event which would reasonably be expected to have an Agribrands Material Adverse Effect; (v) the commencement or threat of any Litigation involving or affecting Agribrands or any Agribrands Subsidiary, or any of their respective properties or assets, or, to its knowledge, any employee, agent, director or officer of Agribrands or any Agribrands Subsidiary, in his or her capacity as such or as a fiduciary under a Benefit Plan of Agribrands, which, if pending on the date hereof, would have been required to have been disclosed in or pursuant to this Agreement or which relates to the consummation of the Agribrands Merger, or any material development in connection with any Litigation disclosed by Agribrands in or pursuant to this Agreement or the Agribrands Securities Filings; (vi) the occurrence of any Event that would reasonably be expected to cause a breach by Agribrands of any provision of this Agreement, and
(vii) the occurrence of any Event that, had it occurred prior to the date of this Agreement without any additional disclosure hereunder, would have constituted a breach by Agribrands of any provision of this Agreement.

    6.3.  ACCESS  AND  INFORMATION.
          ------------------------
     Between the date of this Agreement and the Effective Time, Agribrands will give, and will cause each of the Agribrands Subsidiaries to give, and shall direct its financial advisors, accountants and legal counsel to give, upon reasonable notice, Ralcorp, its lenders, financial advisors, accountants and legal counsel and their respective authorized representatives at all reasonable times access to all offices and other facilities and to all contracts, agreements, commitments, books and records of or pertaining to Agribrands and the Agribrands Subsidiaries, will permit the foregoing to make such reasonable inspections as they may require and will cause its officers promptly to furnish Ralcorp with (a) such financial and operating data and other information with respect to the business and properties of Agribrands and the Agribrands Subsidiaries as Ralcorp may from time to time reasonably request, including, but not limited to, data and information required for inclusion in the Registration Statement and/or other Ralcorp securities Law filings, and (b) a copy of each material report, schedule and other document filed or received by Agribrands or any of the Agribrands Subsidiaries pursuant to the requirements of applicable securities laws or the NYSE. The foregoing access will be subject to restrictions contained in confidentiality agreements to which Agribrands is subject; provided that Agribrands shall use its reasonable best efforts to obtain waivers of such restrictions.

    6.4.  SHAREHOLDER  APPROVAL.
          ---------------------
     As soon as practicable, Agribrands will take all steps necessary to duly call, give notice of, convene and hold a meeting of its shareholders (the "Agribrands Shareholders Meeting") for the purpose of approving this Agreement
 ---------------------------------
and the Agribrands Merger and the transactions contemplated hereby and thereby and for such other purposes as may be necessary or desirable in connection with effectuating the transactions contemplated hereby (the "Agribrands Proposals").
                                                         --------------------
Except as otherwise contemplated by this Agreement and subject to the exercise of their fiduciary duties, the Board of Directors of Agribrands (i) will recommend to the shareholders of Agribrands that they approve the Agribrands Proposals, and (ii) will use its reasonable best efforts to obtain any necessary approval by Agribrands' shareholders of the Agribrands Proposals including, without limitation, voting the Agribrands Shares held by such Directors for such adoption and approval.

    6.5.  REASONABLE  BEST  EFFORTS.
          -------------------------
     Subject to the terms and conditions herein provided, Agribrands agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the Agribrands Merger and the other transactions contemplated by this Agreement including, but not limited to (i) obtaining any third party Consent required in connection with the execution and delivery by Agribrands of this Agreement or the consummation by Agribrands of the transactions contemplated hereby, (ii) the defending of any Litigation against Agribrands or any Agribrands Subsidiary challenging this Agreement or the consummation of the transactions contemplated hereby, (iii) obtaining all Consents from Governmental Authorities required for the consummation of the Agribrands Merger and the transactions contemplated hereby, and (iv) timely making all necessary filings under the HSR Act. Upon the terms and subject to the conditions hereof, Agribrands agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to satisfy the other conditions of the Closing set forth herein. Agribrands will consult with counsel for Ralcorp as to, and will permit such counsel to participate in, at Ralcorp's expense, any Litigation referred to in clause (ii) above brought against or involving Agribrands or any Agribrands Subsidiary.

    6.6.  PUBLIC  ANNOUNCEMENTS.
          ---------------------
     So long as this Agreement is in effect, Agribrands shall not, and shall cause its affiliates not to, issue or cause the publication of any press release or any other announcement with respect to the Mergers, the Agribrands Proposals, the Ralcorp Proposals or the transactions contemplated by this Agreement without the consent of Ralcorp which shall not be unreasonably withheld or delayed, except when such release or announcement is required by applicable Law or any applicable listing agreement with, or rules or regulations of, the NYSE or any securities exchange, in which case Agribrands, to the extent practicable, prior to making such announcement, shall consult with Ralcorp regarding the same.

    6.7.  COMPLIANCE.
          ----------
     In consummating the Agribrands Merger and the transactions contemplated hereby, Agribrands shall comply, and/or cause the Agribrands Subsidiaries to comply or to be in compliance, in all material respects, with all applicable Laws.

    6.8.  TAX  TREATMENT.
          --------------
     Agribrands shall use its reasonable best efforts to cause the Ralcorp Merger and the Agribrands Merger to qualify as either, and will not take any action which to its knowledge could reasonably be expected to prevent the Ralcorp Merger and the Agribrands Merger from qualifying as either, a reorganization under Section 368(a) of the Code or an exchange under Section 351(a) of the Code. Prior to the Effective Time, Agribrands shall provide tax counsel to Agribrands and Ralcorp rendering an opinion under Section 9.1.8 below with such certificates concerning such factual matters as such counsel identifies are relevant to its opinion and will use its reasonable best efforts to obtain such a certificate from any shareholder of Agribrands identified by such counsel.

    6.9.  AGRIBRANDS  BENEFIT  PLANS.
          --------------------------
     Between the date of this Agreement and through the Effective Time, no discretionary award or grant under any Benefit Plan of Agribrands or an Agribrands Subsidiary shall be made without the consent of Ralcorp which shall not be unreasonably withheld or delayed, except options for shares of Agribrands Common Stock (with exercise prices at or above the fair market value of the underlying shares of Agribrands Common Stock on the date of grant) granted to employees of Agribrands hired on or after the date of this Agreement in the ordinary course of business consistent with past practice as heretofore disclosed to Ralcorp; nor shall Agribrands or an Agribrands Subsidiary take any action or permit any action to be taken to accelerate the vesting of any warrants or options previously granted pursuant to any such Benefit Plan except as specifically required pursuant to the terms thereof as in effect on the date of this Agreement. Neither Agribrands nor any Agribrands Subsidiary shall make any amendment to any Benefit Plan or any awards thereunder without the consent of Ralcorp.

   6.10.  NO  SOLICITATION  OF  ACQUISITION  PROPOSAL.
          -------------------------------------------
     (a)     Agribrands  shall  not,  directly or indirectly, take any action to
(1) encourage (including by way of furnishing nonpublic information), solicit, initiate or facilitate any Agribrands Acquisition Proposal (as defined in Section 6.10(c)), (2) enter into any agreement with respect to any Agribrands Acquisition Proposal or (3) participate in any way in discussions or negotiations with, or furnish any information to, any person in connection with, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or could reasonably be expected to lead to, any Agribrands Acquisition Proposal; provided, however, that if the Board of Directors of Agribrands determines in good faith, after consultation with outside counsel, that it is necessary to do so to discharge properly its fiduciary duties to shareholders, Agribrands may, in response to an Agribrands Acquisition Proposal that such Board determines in good faith is reasonably likely to result in an Agribrands Superior Proposal (as defined in Section 6.10(c)), and subject to such party's compliance with Section 6.10(b), (A) furnish information with respect to Agribrands to the person making such Agribrands Acquisition Proposal pursuant to a customary confidentiality agreement the terms of which are no more favorable to the other party to such confidentiality agreement than those in place with Ralcorp and (B) participate in discussions with respect to such Agribrands Acquisition Proposal. It is expressly understood and agreed that with respect to the foregoing proviso, Agribrands' legal and financial advisors shall be able to make inquiries, and engage in discussions, with any party that has made an Agribrands Acquisition Proposal (and such party's legal and financial advisors) in order to elicit information to allow the Board of Directors of Agribrands to determine in good faith if such Agribrands Acquisition Proposal is reasonably likely to result in an Agribrands Superior Proposal.

(b) Agribrands will as promptly as practicable communicate to Ralcorp any inquiry received by it relating to any potential Agribrands Acquisition Proposal and the material terms of any proposal or inquiry, including the identity of the person and its affiliates making the same, that it may receive in respect of any such transaction, or of any such information requested from it or of any such negotiations or discussions being sought to be initiated with it.

(c)     "Agribrands Acquisition Proposal" means any offer or proposal concerning
         -------------------------------
any (1) merger, consolidation, business combination, or similar transaction involving Agribrands, (2) sale, lease or other disposition of assets of Agribrands representing 20% or more of the consolidated assets of Agribrands and the Agribrands Subsidiaries, (3) issuance, sale, or other disposition of (including by way of merger, consolidation, business combination, share exchange, joint venture, or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of Agribrands or (4) transaction in which any person shall acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership or any "group" (as such term is defined under the Exchange Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 20% or more of the outstanding voting capital stock of Agribrands. "Agribrands Superior Proposal" means a bona fide Agribrands
                      ----------------------------
Acquisition Proposal made by a third party which was not solicited by Agribrands, its subsidiaries, representatives or other affiliates and which, in the good faith judgment of Agribrands' Board of Directors, taking into account, to the extent deemed appropriate by Agribrands' Board of Directors, the various legal, financial and regulatory aspects of the proposal and the person making such proposal (A) if accepted, is reasonably likely to be consummated, and (B) if consummated, is reasonably likely to result in a transaction that is more favorable to Agribrands' shareholders (in their capacity as shareholders), from a financial point of view, than the transactions contemplated by this Agreement.

     (d) If the Agribrands Board of Directors is prepared to accept an Agribrands Superior Proposal, then Agribrands shall give Ralcorp 48 hours notice that Agribrands is prepared to accept the Agribrands Superior Proposal, provided that Agribrands may not definitively accept an Agribrands Superior Proposal unless Agribrands concurrently therewith terminates this Agreement pursuant to
Section 10.1(f) and, concurrently with such termination, makes the payment required by Section 10.2(d).

   6.11.  SEC  AND  SHAREHOLDER  FILINGS.
          ------------------------------
The following is the Agreement and Plan of Reorganization disseminated by Ralcorp Holdings, Inc. on August 8, 2000 and filed by Ralcorp on a Form 8-K with the Securities and Exchange Commission.

     Agribrands shall send to Ralcorp a copy of all public reports and materials as and when it sends the same to its shareholders, the SEC or any state or foreign securities commission.

   6.12.  AFFILIATE  AGREEMENTS.
          ---------------------
     Agribrands shall use reasonable best efforts to ensure that each person who is or may be an "affiliate" of Agribrands within the meaning of Rule 145 promulgated under the Securities Act shall enter into an agreement in customary form.

   6.13.  TAKEOVER  STATUTES.
          ------------------
     If any Takeover Statute is or may become applicable to the Agribrands Merger or the transactions contemplated hereby, Agribrands and the members of its Board of Directors will grant such approvals and will take such other actions as are necessary so that the Agribrands Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and will otherwise act to eliminate or minimize the effects of any Takeover Statute on the Agribrands Merger and any of the transactions contemplated hereby.

   6.14.  COMFORT  LETTERS.
          ----------------
     Upon the request of Ralcorp, Agribrands shall use its reasonable best efforts to provide to Ralcorp on or prior to the Closing Date "comfort letters" from the independent certified public accountants for Agribrands dated the date on which the Registration Statement, or last amendment thereto, shall become effective, and dated the Closing Date, addressed to the Board of Directors of each of Agribrands and Ralcorp, covering such matters as Ralcorp shall reasonably request with respect to facts concerning the financial condition of Agribrands and the Agribrands Subsidiaries as are customary for certified public accountants to deliver in connection with a transaction similar to the Agribrands Merger.

   6.15. SPIN-OFF COVENANT.  Agribrands shall satisfy its post spin-off covenant
         ------------------
to Ralston Purina Company ("Ralston Purina") by delivering to Ralston Purina (i)
                            --------------
an opinion of tax counsel in form and substance satisfactory to Ralston Purina (which opinion shall recite that it may be relied upon by Ralcorp) or (ii) a supplemental ruling from the IRS that the transactions contemplated by this Agreement would not cause Agribrands' spin-off from Ralston Purina to be a taxable transaction.

                                     ARTICLE VII.

                         ADDITIONAL COVENANTS OF RALCORP

     Ralcorp  covenants  and  agrees  as  follows:

    7.1.  CONDUCT  OF  BUSINESS  OF  RALCORP  AND  THE  RALCORP  SUBSIDIARIES.
          -------------------------------------------------------------------
     Except as expressly contemplated by this Agreement, disclosed in the Ralcorp Securities Filings filed as of the date hereof or set forth in the Ralcorp Disclosure Schedule, during the period from the date of this Agreement to the Effective Time, Ralcorp shall conduct, and it shall cause the Ralcorp Subsidiaries to conduct, its or their respective businesses in the ordinary course and consistent with past practice, subject to the limitations contained in this Agreement, and Ralcorp shall, and it shall cause the Ralcorp Subsidiaries to, use its or their respective reasonable best efforts to preserve intact its or their respective business organizations, to keep available the services of its or their respective officers, agents and employees and to maintain satisfactory relationships with all persons with whom any of them does business. Without limiting the generality of the foregoing, and except as otherwise expressly provided in this Agreement, after the date of this Agreement and prior to the Effective Time, neither Ralcorp nor any Ralcorp Subsidiary will, without the prior written consent of Agribrands, which shall not be unreasonably withheld or delayed:

     (i) amend or propose to amend its Articles or Certificate of Incorporation or Bylaws (or comparable governing instruments) in any material respect;

     (ii) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any shares of, or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any shares of, the capital stock or other securities of Ralcorp or any Ralcorp Subsidiary including, but not limited to, any securities convertible into or exchangeable for shares of capital stock of any class of Ralcorp or any Ralcorp Subsidiary, except for the issuance of shares of Ralcorp Common Stock pursuant to the exercise of Ralcorp Options outstanding on the date of this Agreement in accordance with their present terms;

     (iii) split, combine or reclassify any shares of its capital stock or declare, pay or set aside any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, other than dividends or distributions to Ralcorp or a Ralcorp Subsidiary wholly owned by Ralcorp, or redeem, purchase or otherwise acquire or offer to acquire any shares of its capital stock or other securities;

     (iv) other than in the ordinary course of business consistent with past practice, (a) create, incur or assume any debt or obligations in respect of capital leases, except refinancings of existing obligations on terms and conditions prevailing in the market; (b) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, indirectly, contingently or otherwise) for the obligations of any person; (c) make any capital expenditures or make any loans, advances or capital contributions to, or investments in, any other person (other than to an Ralcorp Subsidiary and customary travel, relocation or business advances to employees) made in the ordinary course of business consistent with past practice; (d) acquire the stock or assets of, or merge or consolidate with, any other person; (e) voluntarily incur any material liability or obligation (absolute, accrued, contingent or otherwise); or (f) sell, transfer, mortgage, pledge or otherwise dispose of, or encumber, or agree to sell, transfer, mortgage, pledge or otherwise dispose of or encumber, any assets or properties, real, personal or mixed material to Ralcorp and the Ralcorp Subsidiaries taken as a whole other than to secure debt permitted under
(a) of this clause (iv), and except for transfers made for fair and adequate consideration; provided that subparagraphs (a), (c), (d) and (e) shall not apply to acquisitions of businesses, whether by purchase of stock or assets or by merger or consolidation, or to debt incurred in connection therewith, for cash consideration in an aggregate amount for all such acquisitions of up to $50 million;

     (v) increase in any manner the compensation of any of its officers or employees or enter into, establish, amend or terminate any employment, consulting, retention, change in control, collective bargaining, bonus or other incentive compensation, profit sharing, health or other welfare, stock option or other equity, pension, retirement, vacation, severance, deferred compensation or other compensation or benefit plan, policy, agreement, trust, fund or arrangement with, for or in respect of, any shareholder, officer, director, other employee, agent, consultant or affiliate other than (a) as required pursuant to the terms of agreements in effect on the date of this Agreement, (b) with respect to non-officer employees, such as are in the ordinary course of business consistent with past practice, or (c) in connection with the acquisition by Ralcorp of another company or business.

    (vi) enter into any lease or amend any lease of real property other than in the ordinary course of business consistent with past practice;

     (vii) make or rescind any express or deemed election relating to Taxes of Ralcorp, unless required to do so by applicable Law;

     (viii) settle or compromise any Tax liability of Ralcorp or agree to an extension of a statute of limitations with respect to the assessment or determination of Taxes;

     (ix) file or cause to be filed any amended Tax Return with respect to Ralcorp or any of Ralcorp Subsidiaries or file or cause to be filed any claim for refund of Taxes paid by or on behalf of Ralcorp or any of Ralcorp Subsidiaries; or

     (x) prepare or file any Tax Return of Ralcorp inconsistent with past practice in preparing or filing similar Tax Returns in prior periods or, on any such Tax Return, take any position, make any election, or adopt any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods, in each case except to the extent required by Law.

     Furthermore, Ralcorp covenants that from and after the date of this Agreement, unless Agribrands shall otherwise expressly consent in writing, Ralcorp shall, and Ralcorp shall cause each of the Ralcorp Subsidiaries to, use its or their reasonable business efforts to comply in all material respects with all Laws applicable to it or any of its properties, assets or business and maintain in full force and effect all Ralcorp Permits necessary for, or otherwise material to, such business.

    7.2.  NOTIFICATION  OF  CERTAIN  MATTERS.
          ----------------------------------
     Ralcorp shall give prompt notice to Agribrands if any of the following occurs after the date of this Agreement: (i) any notice of, or other communication relating to, a material default or Event which, with notice or lapse of time or both, would become a material default under any Ralcorp Material Contract; (ii) receipt of any notice or other communication in writing from any third party alleging that the Consent of such third party is or may be required in connection with the transactions contemplated by this Agreement, other than a Consent disclosed pursuant to Section 5.5 or 5.6 above or not required to be disclosed pursuant to the terms thereof; (iii) receipt of any material notice or other communication from any Governmental Authority (including, but not limited to, the NYSE or any other securities exchange) in connection with the transactions contemplated by this Agreement; (iv) the occurrence of an Event which would reasonably be expected to have a Ralcorp Material Adverse Effect; (v) the commencement or threat of any Litigation involving or affecting Ralcorp or any Ralcorp Subsidiary, or any of their respective properties or assets, or, to its knowledge, any employee, agent, director or officer of Ralcorp or any Ralcorp Subsidiary, in his or her capacity as such or as a fiduciary under a Benefit Plan of Ralcorp, which, if pending on the date hereof, would have been required to have been disclosed in or pursuant to this Agreement or which relates to the consummation of the Ralcorp Merger, or any material development in connection with any Litigation disclosed by Ralcorp in or pursuant to this Agreement or the Ralcorp Securities Filings; and (vi) the occurrence of any Event that would reasonably be expected to cause a breach by Ralcorp of any provision of this Agreement, and (vii) the occurrence of any Event that, had it occurred prior to the date of this Agreement without any additional disclosure hereunder, would have constituted a breach by Ralcorp of any provision of this Agreement.

    7.3.  ACCESS  AND  INFORMATION.
          ------------------------
     Between the date of this Agreement and the Effective Time, Ralcorp will give, and will cause each of the Ralcorp Subsidiaries to give, and shall direct its financial advisors, accountants and legal counsel to give, upon reasonable notice, Agribrands, its lenders, financial advisors, accountants and legal counsel and their respective authorized representatives at all reasonable times access to all offices and other facilities and to all contracts, agreements, commitments, books and records of or pertaining to Ralcorp and the Ralcorp Subsidiaries, will permit the foregoing to make such reasonable inspections as they may require and will cause its officers promptly to furnish Ralcorp with
(a) such financial and operating data and other information with respect to the business and properties of Ralcorp and the Ralcorp Subsidiaries as Agribrands may from time to time reasonably request, including, but not limited to, data and information required for inclusion in the Registration Statement and/or other Ralcorp securities Law filings, and (b) a copy of each material report, schedule and other document filed or received by Ralcorp or any of the Ralcorp Subsidiaries pursuant to the requirements of applicable securities laws or the NYSE. The foregoing access will be subject to restrictions contained in confidentiality agreements to which Ralcorp is subject; provided that Ralcorp shall use its reasonable best efforts to obtain waivers of such restrictions.

    7.4.  SHAREHOLDER  APPROVAL.
          ---------------------
     As soon as practicable, Ralcorp will take all steps necessary to duly call, give notice of, convene and hold a meeting of its shareholders (the "Ralcorp
                                                                         -------
Shareholders  Meeting")  for  the  purpose  of  approving this Agreement and the
---------------------
Ralcorp Merger and the transactions contemplated hereby and thereby, for such other purposes as may be necessary or desirable in connection with effectuating the transactions contemplated hereby and for such other purposes as Ralcorp shall determine (the "Ralcorp Proposals"). Except as otherwise contemplated by
                       -----------------
this Agreement and subject to the exercise of their fiduciary duties, the Board of Directors of Ralcorp (i) will recommend to the shareholders of Ralcorp that they approve the Ralcorp Proposals, and (ii) will use its reasonable best efforts to obtain any necessary approval by Ralcorp's shareholders of the Ralcorp Proposals, including, without limitation, voting the Ralcorp Common Stock held by such Directors for such approval.

    7.5.  REASONABLE  BEST  EFFORTS.
          -------------------------
     Subject to the terms and conditions herein provided, Ralcorp agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the Ralcorp Merger and the other transactions contemplated by this Agreement including, but not limited to (i) obtaining any third party Consent required in connection with the execution and delivery by Ralcorp of this Agreement or the consummation by Ralcorp of the transactions contemplated hereby, (ii) the defending of any Litigation against Ralcorp or any Ralcorp Subsidiary challenging this Agreement or the consummation of the transactions contemplated hereby, (iii) obtaining all Consents from Governmental Authorities required for the consummation of the Ralcorp Merger and the transactions contemplated hereby, and (iv) timely making all necessary filings under the HSR Act. Upon the terms and subject to the conditions hereof, Ralcorp agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to satisfy the other conditions of the Closing set forth herein. Ralcorp will consult with counsel for Agribrands as to, and will permit such counsel to participate in, at Agribrands' expense, any Litigation referred to in clause (ii) above brought against or involving Ralcorp or any Ralcorp Subsidiary.

    7.6.  PUBLIC  ANNOUNCEMENTS.
          ---------------------
     So long as this Agreement is in effect, Ralcorp shall not, and shall cause its affiliates not to, issue or cause the publication of any press release or any other announcement with respect to the Mergers, the Agribrands Proposals, the Ralcorp Proposals or the transactions contemplated by this Agreement without the consent of Agribrands which shall not be unreasonably withheld or delayed, except when such release or announcement is required by applicable Law or any applicable listing agreement with, or rules or regulations of, the NYSE or any securities exchange, in which case Ralcorp, to the extent practicable, prior to making such announcement, shall consult with Agribrands regarding the same.

    7.7.  COMPLIANCE.
          ----------
     In consummating the Ralcorp Merger and the transactions contemplated hereby, Ralcorp shall comply and/or cause the Ralcorp Subsidiaries to comply or to be in compliance, in all material respects, with all applicable Laws.

    7.8.  TAX  TREATMENT.
          --------------
     Ralcorp shall use its reasonable best efforts to cause the Ralcorp Merger and the Agribrands Merger to qualify as either, and will not take any action which to its knowledge could reasonably be expected to prevent the Ralcorp Merger and the Agribrands Merger from qualifying as either, a reorganization under Section 368(a) of the Code or as an exchange under Section 351(a) of the Code. Prior to the Effective Time, Ralcorp shall provide tax counsel to Agribrands and Ralcorp rendering an opinion under Section 9.1.8 below with such certificates concerning such factual matters as such counsel identifies are relevant to its opinion and will use its reasonable best efforts to obtain such a certificate from any shareholder of Ralcorp identified by such counsel.

    7.9.  RALCORP  BENEFIT  PLANS.
          -----------------------
     Between the date of this Agreement and through the Effective Time, no discretionary award or grant under any Benefit Plan of Ralcorp or a Ralcorp Subsidiary shall be made without the consent of Agribrands which shall not be unreasonably withheld or delayed, except options for shares of Ralcorp Common Stock (with exercise prices at or above the fair market value of the underlying shares of Ralcorp Common Stock on the date of grant) granted to employees of Ralcorp hired on or after the date of this Agreement in the ordinary course of business consistent with past practice as heretofore disclosed to Agribrands; nor shall Ralcorp or a Ralcorp Subsidiary take any action or permit any action to be taken to accelerate the vesting of any warrants or options previously granted pursuant to any such Benefit Plan except as specifically required pursuant to the terms thereof as in effect on the date of this Agreement. Neither Ralcorp nor any Ralcorp Subsidiary shall make any amendment to any Benefit Plan or any awards thereunder without the consent of Agribrands.

   7.10.  NO  SOLICITATION  OF  ACQUISITION  PROPOSAL.
          -------------------------------------------
     (a) Ralcorp shall not, directly or indirectly, take any action to (1) encourage (including by way of furnishing nonpublic information), solicit, initiate or facilitate any Ralcorp Acquisition Proposal (as defined in Section 7.10(c)), (2) enter into any agreement with respect to any Ralcorp Acquisition Proposal or (3) participate in any way in discussions or negotiations with, or furnish any information to, any person in connection with, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or could reasonably be expected to lead to, any Ralcorp Acquisition Proposal; provided, however, that if the Board of Directors of Ralcorp determines in good faith, after consultation with outside counsel, that it is necessary to do so to discharge properly its fiduciary duties to shareholders, Ralcorp may, in response to a Ralcorp Acquisition Proposal that such Board determines in good faith is reasonably likely to result in a Ralcorp Superior Proposal (as defined in Section 7.10(c)), and subject to such party's compliance with Section 7.10(b), (A) furnish information with respect to Ralcorp to the person making such Ralcorp Acquisition Proposal pursuant to a customary confidentiality agreement the terms of which are no more favorable to the other party to such confidentiality agreement than those in place with Agribrands and
(B) participate in discussions with respect to such Ralcorp Acquisition Proposal. It is expressly understood and agreed that with respect to the foregoing proviso, Ralcorp's legal and financial advisors shall be able to make inquiries, and engage in discussions, with any party that has made a Ralcorp Acquisition Proposal (and such party's legal and financial advisors) in order to elicit information to allow the Board of Directors of Ralcorp to determine in good faith if such Ralcorp Acquisition Proposal is reasonably likely to result in a Ralcorp Superior Proposal.

   (b) Ralcorp will as promptly as practicable communicate to Agribrands any inquiry received by it relating to any potential Ralcorp Acquisition Proposal and the material terms of any proposal or inquiry, including the identity of the person and its affiliates making the same, that it may receive in respect of any such transaction, or of any such information requested from it or of any such negotiations or discussions being sought to be initiated with it.

   (c)     "Ralcorp Acquisition Proposal" means any offer or proposal concerning
            ---------------------------
any (1) merger, consolidation, business combination, or similar transaction involving Ralcorp, (2) sale, lease or other disposition of assets of Ralcorp representing 20% or more of the consolidated assets of Ralcorp and the Ralcorp Subsidiaries, (3) issuance, sale, or other disposition of (including by way of merger, consolidation, business combination, share exchange, joint venture, or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of Ralcorp or (4) transaction in which any person shall acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership or any "group" (as such term is defined under the Exchange Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 20% or more of the outstanding voting capital stock of Ralcorp. "Ralcorp
                                                                         -------
Superior  Proposal"  means  a  bona  fide Ralcorp Acquisition Proposal made by a
------------------
third party which was not solicited by Ralcorp, its subsidiaries, representatives or other affiliates and which, in the good faith judgment of Ralcorp's Board of Directors, taking into account, to the extent deemed appropriate by Ralcorp's Board of Directors, the various legal, financial and regulatory aspects of the proposal and the person making such proposal (A) if accepted, is reasonably likely to be consummated, and (B) if consummated, is reasonably likely to result in a transaction that is more favorable to Ralcorp's shareholders (in their capacity as shareholders), from a financial point of view, than the transactions contemplated by this Agreement.

     (d) If the Ralcorp Board of Directors is prepared to accept a Ralcorp Superior Proposal, then Ralcorp shall give Agribrands 48 hours notice that Ralcorp is prepared to accept the Ralcorp Superior Proposal, provided that

Ralcorp may not definitively accept a Ralcorp Superior Proposal unless Ralcorp concurrently therewith terminates this Agreement pursuant to Section 10.1(f) and, concurrently with such termination, makes the payment required by Section 10.2(d).

   7.11.  SEC  AND  SHAREHOLDER  FILINGS.
          ------------------------------
     Ralcorp shall send to Agribrands a copy of all public reports and materials as and when it sends the same to its shareholders, the SEC or any state or foreign securities commission.

   7.12.  AFFILIATE  AGREEMENTS.
          ---------------------
     Ralcorp shall use reasonable best efforts to ensure that each person who is or may be an "affiliate" of Ralcorp within the meaning of Rule 145 promulgated under the Securities Act shall enter into an agreement in customary form.

   7.13.  TAKEOVER  STATUTES.
          ------------------
     If any Takeover Statute is or may become applicable to the Ralcorp Merger or the transactions contemplated hereby, Ralcorp and the members of its Board of Directors will grant such approvals and will take such other actions as are necessary so that the Ralcorp Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and will otherwise act to eliminate or minimize the effects of any Takeover Statute on the Ralcorp Merger and any of the transactions contemplated hereby.

   7.14.  COMFORT  LETTERS.
          ----------------
     Upon the request of Agribrands, Ralcorp shall use its reasonable best efforts to provide to Agribrands on or prior to the Closing Date "comfort letters" from the independent certified public accountants for Ralcorp and the Ralcorp Subsidiaries, dated the date on which the Registration Statement, or last amendment thereto, shall become effective, and dated the Closing Date, addressed to the Board of Directors of each of Agribrands and Ralcorp, covering such matters as Agribrands shall reasonably request with respect to facts concerning the financial condition of Ralcorp and the Ralcorp Subsidiaries as are customary for certified public accountants to deliver in connection with a transaction similar to the Ralcorp Merger.

                                     ARTICLE VIII.

 ADDITIONAL COVENANTS OF AGRIBRANDS AND RALCORP WITH RESPECT TO HOLDING COMPANY

     Agribrands and Ralcorp covenant and agree that they will take the necessary actions prior to the Effective Time to cause Holding Company to do the following:

    8.1.  DIRECTOR  AND  OFFICER  LIABILITY.
          (a) Holding Company shall indemnify and hold harmless and advance expenses to the present and former officers and directors of Agribrands and Ralcorp, and each person who prior to the Effective Time becomes an officer or director of Agribrands or Ralcorp (each an "Indemnified Person"), in respect of
                                             ------------------
acts or omissions by them in their capacities as such occurring at or prior to the Effective Time (including, without limitation, for acts or omissions occurring in connection with this Agreement and the consummation of the Mergers) to the fullest extent permissible under applicable law (collectively, the "Indemnified Losses"). Without limiting the generality of the foregoing, the
--------------------
Indemnified Losses shall include reasonable costs of prosecuting a claim under this Section 8.1(a). Holding Company shall periodically advance or reimburse each Indemnified Person for all reasonable fees and expenses of counsel constituting Indemnified Losses as such fees and expenses are incurred; provided that such Indemnified Person shall agree to promptly repay to Holding Company the amount of any such reimbursement if it shall be judicially determined by judgment or order not subject to further appeal or discretionary review that such Indemnified Person is not entitled to be indemnified by Holding Company in connection with such matter.

     (b) For six years after the Effective Time, Holding Company shall provide officers' and directors' liability insurance in respect of acts or omissions occurring prior to the Effective Time (including, without limitation, for acts or omissions occurring in connection with this Agreement and the consummation of the Mergers) covering each such Indemnified Person currently covered by Agribrands' officers' and directors' liability insurance policy (with respect to officers and directors of Agribrands) or by Ralcorp's officers' and directors' liability insurance policy (with respect to officers and directors of Ralcorp) on terms with respect to coverage and amount (including with respect to the payment of attorney's fees) no less favorable than those of such policy in effect on the date hereof (which policies have been made available by Agribrands and Ralcorp to each other and to Holding Company); provided that if the aggregate annual premiums for such insurance during such period shall exceed 200% of the per annum rate of premium paid by Agribrands (with respect to the liability insurance policies of the officers and directors of Agribrands) or Ralcorp (with respect to the liability insurance policies of the officers and directors of Ralcorp) as of the date hereof for such insurance, then Holding Company shall provide a policy with the best coverage as shall then be available at 200% of such rate.

     (c) The rights of each Indemnified Person and his or her heirs and legal representatives under this Section 8.1 shall be in addition to any rights such Person may have under the articles of incorporation or bylaws of Agribrands (with respect to the Agribrands officers and directors) or Ralcorp (with respect to the Ralcorp officers and directors), any agreement providing for indemnification, or under the laws of the State of Missouri or any other applicable Laws. These rights shall survive consummation of the Mergers and are intended to benefit, and shall be enforceable by, each Indemnified Person.

    8.2.  LISTING  OF  STOCK.
          ------------------
          Holding Company shall use its reasonable best efforts to cause (i) the shares of Holding Company Common Stock to be registered under the Securities Act and issued in connection with the Mergers (and the shares of Holding Company Common Stock underlying the securities to be issued pursuant to Section 3.5) to be approved for listing on the NYSE, subject to official notice of issuance, and
(ii) the securities of Agribrands and Ralcorp to be de-listed from NYSE in connection with the Closing.

    8.3.  REGISTRATION  STATEMENT;  PROSPECTUS/PROXY  STATEMENT.
          -----------------------------------------------------
          Agribrands,  Ralcorp  and Holding Company shall cooperate and promptly prepare and Holding Company shall file with the SEC as soon as practicable a Registration Statement on Form S-4 or other applicable form (the "Form S-4")
                                                                      --------
under the Securities Act, with respect to Holding Company Common Stock issuable in the Mergers, a portion of which Registration Statement shall also serve as the joint proxy statement with respect to the Agribrands Shareholder Meeting and Ralcorp Shareholder Meeting (the "Proxy Statement/Prospectus"). The respective
                                   --------------------------
parties will cause the Proxy Statement/Prospectus and the Form S-4 to comply as to form in all material respects with the applicable provisions of the Securities Act, the Exchange Act and the rules and regulations thereunder. Holding Company shall use all reasonable efforts, and Agribrands and Ralcorp will cooperate with Holding Company, to have the Form S-4 declared effective by the SEC as promptly as practicable and to keep the Form S-4 effective as long as is necessary to consummate the Mergers. Holding Company shall, as promptly as practicable, provide copies of any written comments received from the SEC with respect to the Form S-4 to Agribrands and Ralcorp and advise Agribrands and Ralcorp of any verbal comments with respect to the Form S-4 received from the SEC. Holding Company shall use its best efforts to obtain, prior to the effective date of the Form S-4, all necessary state securities law or "Blue Sky" permits or approvals required to carry out the transactions contemplated by this

Agreement and will pay all expenses incident thereto. Holding Company agrees that the Proxy Statement/Prospectus and each amendment or supplement thereto at the time of mailing thereof and at the time of the Agribrands Shareholder Meeting and Ralcorp Shareholder Meeting, or, in the case of the Form S-4 and each amendment or supplement thereto, at the time it is filed or becomes effective, will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the foregoing shall not apply to the extent that any such untrue statement of a material fact or omission to state a material fact was made by Holding Company in reliance upon and in conformity with written information concerning Agribrands and/or Ralcorp furnished to Holding Company by Agribrands and/or Ralcorp specifically for use in the Proxy Statement/Prospectus. Agribrands and Ralcorp agree that the written information provided by them for inclusion in the Proxy Statement/Prospectus and each amendment or supplement thereto, at the time of mailing thereof and at the time of the Agribrands Shareholder Meeting and Ralcorp Shareholder Meeting, or, in the case of written information concerning either Agribrands or Ralcorp for inclusion in the Form S-4 or any amendment or supplement thereto, at the time it is filed or becomes effective, will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. No amendment or supplement to the Proxy Statement/Prospectus will be made by Holding Company without the approval of Agribrands and Ralcorp. Holding Company will advise Agribrands and Ralcorp, promptly after it receives notice thereof, of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Holding Company Common Stock issuable in connection with the Mergers for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement/Prospectus or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information. Whenever any event or condition affecting Agribrands or Ralcorp occurs that is required to be set forth in an amendment or supplement to the Proxy Statement/Prospectus, such party will promptly inform the other of such occurrence and cooperate in filing with the SEC or its staff or any other government officials, and in mailing to shareholders of Agribrands and Ralcorp, such amendment or supplement.

    8.4.  TAX  TREATMENT.
          --------------
     Holding Company shall use its reasonable best efforts to cause the Ralcorp Merger and the Agribrands Merger to qualify as either, and will not take any action which to its knowledge could reasonably be expected to prevent the Ralcorp Merger and the Agribrands Merger from qualifying as either, a reorganization under Section 368(a) of the Code or as an exchange under Section 351(a) of the Code. Prior to the Effective Time, Holding Company shall provide tax counsel to Agribrands and Ralcorp rendering an opinion under Section 9.1.8 below with such certificates concerning such factual matters as such counsel identifies are relevant to its opinion.

    8.5. SHAREHOLDER  RIGHTS  AGREEMENT.
         ------------------------------
     Holding Company shall use its reasonable best efforts to have adopted prior to the Effective Time a shareholder rights agreement so that the holders of Agribrands Common Stock and Ralcorp Common Stock who receive shares of Holding Company Common Stock pursuant to the terms hereof will also receive associated rights that are similar to the rights as provided by the Agribrands Rights Agreement and the Ralcorp Rights Agreement.

                                     ARTICLE IX.

                                    CONDITIONS

    9.1.  CONDITIONS  TO  EACH  PARTY'S  OBLIGATIONS.
          ------------------------------------------
     The respective obligations of each party to effect the Mergers shall be subject to the fulfillment or waiver on or prior to the Closing Date of the following conditions:

    9.1.1.  SHAREHOLDER  APPROVALS.
            ----------------------
     The Agribrands Proposals shall have been approved at or prior to the Effective Time by the requisite vote of the shareholders of Agribrands in accordance with the Missouri Code and the Agribrands' Articles of Incorporation and the Ralcorp Proposals shall have been approved by the requisite vote of the shareholders of Ralcorp in accordance with the Missouri Code and Ralcorp's Articles of Incorporation.

    9.1.2.  NO  INJUNCTION  OR  ACTION.
            --------------------------
     No order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been enacted, entered, promulgated or enforced by any court or other Governmental Authority, which prohibits or prevents the consummation of the Mergers and which has not been vacated, dismissed or withdrawn by the Effective Time. Agribrands and Ralcorp shall use their reasonable best efforts to have any of the foregoing vacated, dismissed or withdrawn on or prior to the Effective Time.

    9.1.3  GOVERNMENTAL  APPROVALS.
           -----------------------
     All Consents of any Governmental Authority required for the consummation of the Mergers and the transactions contemplated by this Agreement shall have been obtained by Final Order (as hereafter defined), except as may be waived by Agribrands and Ralcorp or those Consents the failure of which to obtain will not have a Holding Company Material Adverse Effect (as defined below). The term "Final Order" with respect to any Consent of a Governmental Authority shall mean
------------
an action by the appropriate Governmental Authority as to which: (i) no request for stay by such Governmental Authority of the action is pending, no such stay is in effect, and, if any deadline for filing any such request is designated by statute or regulation, it has passed; (ii) no petition for rehearing or reconsideration of the action is pending before such Governmental Authority, and no appeal or comparable administrative remedy with such or any other Governmental Authority is pending before such Governmental Authority, and the time for filing any such petition, appeal or administrative remedy has passed;
(iii) such Governmental Authority does not have the action under reconsideration on its own motion and the time for such reconsideration has passed; and (iv) no appeal to a court, or request for stay by a court, of the Governmental Authority action is pending or in effect, and if any deadline for filing any such appeal or request is designated by statute or rule, it has passed.

    9.1.4   HSR  ACT.
            --------
     The waiting period applicable to the Mergers under the HSR Act shall have expired or earlier termination thereof shall have been granted, and no action, suit, proceeding or investigation shall have been instituted by either the United States Department of Justice or the Federal Trade Commission to prevent the consummation of the transactions contemplated by this Agreement or to modify or amend such transactions in any material manner, or if any such action shall have been instituted, it shall have been withdrawn or a Final Order having the effect of permitting the consummation of the transactions contemplated by this Agreement shall have been entered against such Department or Commission, as the case may be.

    9.1.5.  REQUIRED  CONSENTS.
            ------------------
     Any required Consents of any person to the Mergers or the transactions contemplated hereby as described in Sections 4.5, 4.6, 5.5 and 5.6 shall have been obtained and be in full force and effect, except for those the failure of which to obtain will not have a material adverse effect on the business, assets (including, but not limited to, intangible assets), prospects, condition (financial or otherwise), properties (including, but not limited to, intangible properties), liabilities or the result of operations of the Holding Company and its subsidiaries taken as a whole ("Holding Company Material Adverse Effect").
                                      ---------------------------------------

    9.1.6.  REGISTRATION  STATEMENT.
            -----------------------
     The Registration Statement shall have been declared effective and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no action, suit, proceeding or investigation for that purpose shall have been initiated or threatened by any Governmental Authority.

    9.1.7.  SPIN-OFF  COVENANT.
            ------------------
     Agribrands shall have satisfied its post spin-off covenant to Ralston Purina by delivering to Ralston Purina (i) an opinion of tax counsel in form and substance satisfactory to Ralston Purina (which opinion shall recite that it may be relied upon by Ralcorp) or (ii) a supplemental ruling from the IRS that the transactions contemplated by this Agreement would not cause Agribrands' spin-off from Ralston Purina to be a taxable transaction.

    9.1.8.  TAX  OPINION.
            ------------
     Ralcorp shall have received an opinion from its tax counsel, in form and substance reasonably satisfactory to Ralcorp and on the basis of facts, representations and assumptions set forth in such opinion, substantially to the effect that the Ralcorp Merger will qualify either as a reorganization within the meaning of Section 368(a) of the Code or, taken together with the Agribrands Merger, as an exchange under Section 351(a) of the Code, and Agribrands shall have received an opinion from its tax counsel, in form and substance reasonably satisfactory to Ralcorp and on the basis of facts, representations and assumptions set forth in such opinion, substantially to the effect that the Agribrands Merger will qualify either as a reorganization within the meaning of
Section 368(a) of the Code or, taken together with the Ralcorp Merger, as an exchange under Section 351(a) of the Code.

    9.1.9.  DISSENTING  SHARES.
            ------------------
     At the Effective Time, the Agribrands Dissenting Shares shall not exceed 5% of the outstanding shares of Agribrands Common Stock and the Ralcorp Dissenting Shares shall not exceed 5% of the outstanding shares of Ralcorp Common Stock.

    9.1.10.  HOLDING  COMPANY  ACTS.
             ----------------------
     Holding Company shall have done each of the things required for it to do pursuant to Article VIII of this Agreement.

    9.2.  CONDITIONS  TO  OBLIGATIONS  OF  AGRIBRANDS.
          -------------------------------------------
     The obligation of Agribrands to effect the Agribrands Merger shall be subject to the fulfillment on or prior to the Closing Date of the following additional conditions, any one or more of which may be waived by Agribrands:

    9.2.1.  RALCORP  REPRESENTATIONS  AND  WARRANTIES.
            -----------------------------------------
     As of the Closing Date, none of the representations or warranties of Ralcorp contained in this Agreement, disregarding any qualifications herein regarding materiality or Ralcorp Material Adverse Effect, shall be untrue or incorrect as of the Closing Date, except to the extent such representations and warranties speak as of an earlier date, to the extent that such untrue or incorrect representations or warranties, when taken together as a whole, have had or would reasonably be expected to have a Ralcorp Material Adverse Effect.

    9.2.2.  PERFORMANCE  BY  RALCORP.
            ------------------------
     Ralcorp shall have performed and complied with all of the covenants and agreements in all material respects and satisfied in all material respects all of the conditions required by this Agreement to be performed or complied with or satisfied by Ralcorp on or prior to the Closing Date.

    9.2.3.  NO  MATERIAL  ADVERSE  CHANGE.
            -----------------------------
     There shall not have occurred after the date hereof any Event (except for those Events caused by (y) conditions affecting the store brand and value brand grocery product industry in the regions in which Ralcorp operates or (z) the pendency or announcement of this Agreement, or the transactions contemplated hereby) that has had or reasonably would be expected to have a Ralcorp Material Adverse Effect.

    9.2.4.  CERTIFICATES  AND  OTHER  DELIVERIES.
            ------------------------------------
     Ralcorp shall have delivered to Agribrands (i) a certificate executed on its behalf by its Chief Executive Officer to the effect that the conditions set forth in Subsections 9.2.1, 9.2.2 and 9.2.3, above, have been satisfied; (ii) a certificate of good standing from the Secretary of State of the State of Missouri stating that Ralcorp is a validly existing corporation in good standing; (iii) duly adopted resolutions of the Board of Directors of Ralcorp approving the execution, delivery and performance of this Agreement and the instruments contemplated hereby and of the shareholders of Ralcorp approving the Ralcorp Proposals, each certified by the Secretary or an Assistant Secretary of Ralcorp; (iv) a true and complete copy of the Articles of Incorporation of Ralcorp certified by the Secretary of State of the State of Missouri, and a true and complete copy of the Bylaws of Ralcorp certified by the Secretary or an Assistant Secretary of Ralcorp; (v) the certificate referred to in Section 8.5 hereof; and (vi) such other documents and instruments as Agribrands reasonably may request.

    9.2.5.  OPINION  OF  RALCORP  COUNSEL.
            -----------------------------
     Agribrands shall have received a customary opinion of counsel to Ralcorp, in form and substance reasonably satisfactory to Agribrands.

    9.3  CONDITIONS  TO  OBLIGATIONS  OF  RALCORP.
         ----------------------------------------
     The obligations of Ralcorp to effect the Ralcorp Merger shall be subject to the fulfillment on or prior to the Closing Date of the following additional conditions, any one or more of which may be waived by Ralcorp:

    9.3.1.  AGRIBRANDS  REPRESENTATIONS  AND  WARRANTIES.
            --------------------------------------------
     As of the Closing Date, none of the representations or warranties of Agribrands contained in this Agreement, disregarding any qualifications herein regarding materiality or Agribrands Material Adverse Effect shall be untrue or incorrect as of the Closing Date, except to the extent such representations and warranties speak as of an earlier date, to the extent that such untrue or incorrect representations or warranties, when taken together as a whole, have had or would reasonably be expected to have an Agribrands Material Adverse Effect.

    9.3.2.  PERFORMANCE  BY  AGRIBRANDS.
            ---------------------------
     Agribrands shall have performed and complied with all the covenants and agreements in all material respects and satisfied in all material respects all the conditions required by this Agreement to be performed or complied with or satisfied by Agribrands on or prior to the Closing Date.

    9.3.3.  NO  MATERIAL  ADVERSE  CHANGE.
            -----------------------------
     There shall have not occurred after the date hereof any Event (except for those Events caused by (x) conditions affecting national, regional or world economies such as currency fluctuations (but excluding extraordinary disruptions in regional or world economies or markets or US/foreign currency exchange ratios involving multiple countries), (y) conditions affecting the animal feed industry in the regions in which Agribrands operates, or (z) the pendency or announcement of this Agreement, or the transactions contemplated hereby) that has had or reasonably would be expected to have an Agribrands Material Adverse Effect.

    9.3.4.  CERTIFICATES  AND  OTHER  DELIVERIES.
            ------------------------------------
     Agribrands shall have delivered, or caused to be delivered, to Ralcorp (i) a certificate executed on its behalf by its Chief Executive Officer to the effect that the conditions set forth in Subsections 9.3.1, 9.3.2 and 9.3.3, above, have been satisfied; (ii) a certificate of good standing from the Secretary of State of the State of Missouri stating that Agribrands is a validly existing corporation in good standing; (iii) duly adopted resolutions of the Board of Directors of Agribrands approving the execution, delivery and performance of this Agreement and the instruments contemplated hereby and of the shareholders of Agribrands approving the Agribrands Proposals, certified by the Secretary or an Assistant Secretary of Agribrands; (iv) a true and complete copy of the Articles of Incorporation of Agribrands certified by the Secretary of State of the State of Missouri, and a true and complete copy of the Bylaws of Agribrands certified by the Secretary or an Assistant Secretary of Agribrands;
(v) the certificate referred to in Section 8.5 hereof; and (vi) such other documents and instruments as Ralcorp reasonably may request.

    9.3.5.  OPINION  OF  AGRIBRANDS  COUNSEL.
            --------------------------------
     Ralcorp shall have received the opinion of counsel to Agribrands, in form and substance reasonably satisfactory to Ralcorp.

                                     ARTICLE X.

                           TERMINATION AND ABANDONMENT

    10.1.  TERMINATION.
           -----------
     This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of this Agreement and the Mergers by the shareholders of Agribrands and the shareholders of Ralcorp:

          (a)  by  mutual  consent  of  Agribrands  and  Ralcorp;

          (b) (1) by Agribrands (provided that Agribrands is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if there has been a breach by Ralcorp of any of its representations, warranties, covenants or agreements contained in this Agreement, or any such representation and warranty shall have become untrue, in any such case such that Section 9.2.1 or Section 9.2.2 will not be satisfied and, in either such case, such breach or condition has not been promptly cured within 30 days following receipt by Ralcorp of written notice of such breach;
(2) by Ralcorp (provided that Ralcorp is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if there has been a breach by Agribrands of any of its representations, warranties, covenants or agreements contained in this Agreement, or any such representation and warranty shall have become untrue, in any such case such that Section 9.3.1 or Section 9.3.2 will not be satisfied and such breach or condition has not been promptly cured within 30 days following receipt by Agribrands of written notice of such breach;

     (c) by either Ralcorp or Agribrands if any decree, permanent injunction, judgment, order or other action by any court of competent jurisdiction, any arbitrator or any Governmental Authority preventing or prohibiting consummation of the Mergers shall have become final and nonappealable (so long as the party seeking termination is not in breach of Section 6.5 or Section 7.5 hereof);

     (d) by either Ralcorp or Agribrands if the Mergers shall not have been consummated before March 31, 2001 unless the failure of the Effective Time to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe in all material respects the covenants and agreements of such party set forth herein;

     (e) by either Ralcorp or Agribrands if the transactions contemplated by this Agreement shall fail to receive the requisite vote for approval and adoption (1) by the shareholders of Agribrands at the Agribrands Shareholders

Meeting or any adjournment or postponement thereof or (2) by the shareholders of Ralcorp at the Ralcorp Shareholders Meeting or any adjournment or postponement thereof; provided that the right to terminate this Agreement under this Section 10.1(e) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of such approval to have been obtained;

     (f) By either Agribrands or Ralcorp concurrently with its acceptance of a Superior Proposal; or

     (g) By either Agribrands or Ralcorp, if the Board of Directors of the other shall have withdrawn, or modified or changed in a manner adverse to the terminating party its approval or recommendation of the Agribrands or Ralcorp Merger and/or the Agribrands or Ralcorp Proposals, each as the case may be.

    10.2.  EFFECT  OF  TERMINATION.
           -----------------------
      (a) In the event of the termination of this Agreement by either Agribrands or Ralcorp pursuant to Section 10.1, this Agreement shall forthwith become void, there shall be no liability under this Agreement on the part of Ralcorp or Agribrands, other than the provisions of this Section 10.2, Section
11.1 and Section 11.7, and except to the extent that such termination results from the willful and material breach by a party of any of its representations, warranties, covenants or agreements set forth in this Agreement.

     (b) Agribrands and Ralcorp agree that Ralcorp shall pay to Agribrands the sum of $5 million (the "Agribrands Termination Fee") solely as follows: (1) if
                         --------------------------
all of the following occur (A) Agribrands or Ralcorp shall terminate this Agreement pursuant to Section 10.1(d) or (e)(2), in either case where Ralcorp's shareholders have failed to approve the transactions contemplated by this Agreement and, if the Agribrands Shareholders Meeting has been held, Agribrands' shareholders have approved such transactions, (B) at any time after the date of this Agreement and prior to Ralcorp Shareholders Meeting, if any, there shall have been publicly announced a Ralcorp Acquisition Proposal, (C) Agribrands shall not at any time prior to the Agribrands Shareholders Meeting have withdrawn, or modified or changed in a manner adverse to Ralcorp, its approval or recommendation of the Agribrands Merger and (D) within nine months of the termination of this Agreement, Ralcorp enters into a definitive agreement with respect to such Ralcorp Acquisition Proposal, (2) if Ralcorp shall terminate this Agreement pursuant to Section 10.1(f), or (3) if Agribrands shall terminate this Agreement pursuant to Section 10.1(g), unless Ralcorp's Board of Directors' withdrawal, or modification or change to its approval or recommendation of the Ralcorp Merger and/or the Ralcorp Proposals was as a result of any Event (except for those Events caused by (x) conditions affecting national, regional or world economies such as currency fluctuations (but excluding extraordinary disruptions in regional or world economies or markets or US/foreign currency exchange ratios involving multiple countries), (y) conditions affecting the animal feed industry in the regions in which Agribrands operates, or (z) the pendency or announcement of this Agreement, or the transactions contemplated hereby) that has had or reasonably would be expected to have an Agribrands Material Adverse Effect.

     (c) The Agribrands Termination Fee required to be paid pursuant to Section 10.2(b)(1) shall be paid to Agribrands not later than five Business Days after Ralcorp enters into a definitive agreement with respect to a Ralcorp Acquisition Proposal. The Agribrands Termination Fee to be paid to Agribrands pursuant to
Section 10.2(b)(2) shall be paid to Agribrands concurrently with notice of termination of this Agreement by Ralcorp. The Agribrands Termination Fee to be paid to Agribrands pursuant to Section 10.2(b)(3) shall be paid to Agribrands no later than five Business Days after Ralcorp's receipt of notice of termination of this Agreement by Agribrands. All payments under Section 10.2 (b) shall be made by wire transfer of immediately available funds to an account designated by Agribrands.

     (d) Agribrands and Ralcorp agree that Agribrands shall pay to Ralcorp the sum of $5 million (the "Ralcorp Termination Fee") solely as follows: (1) if all
                        -----------------------
of the following occur (A) Agribrands or Ralcorp shall terminate this Agreement pursuant to Section 10.1(d) or (e)(1), in either case where Agribrands' shareholders have failed to approve the transactions contemplated by this Agreement and, if the Ralcorp Shareholders Meeting has been held, Ralcorp's shareholders have approved such transactions, (B) at any time after the date of this Agreement and prior to Agribrands Shareholders Meeting, if any, there shall have been publicly announced an Agribrands Acquisition Proposal, (C) Ralcorp shall not at any time prior to the Ralcorp Shareholders Meeting have withdrawn, or modified or changed in a manner adverse to Agribrands, its approval or recommendation of the Ralcorp Merger and (D) within nine months of the termination of this Agreement, Agribrands enters into a definitive agreement with respect to such Agribrands Acquisition Proposal, (2) if Agribrands shall terminate this Agreement pursuant to Section 10.1(f), or (3) if Ralcorp shall terminate this Agreement pursuant to Section 10.1(g), unless Agribrands' Board of Directors' withdrawal, or modification or change to its approval or recommendation of the Agribrands Merger and/or the Agribrands Proposals was as a result of any Event (except for those Events caused by (y) conditions affecting the store brand and value brand grocery product industry in the regions in which Ralcorp operates, or (z) the pendency or announcement of this Agreement, or the transactions contemplated hereby) that has had or reasonably would be expected to have a Ralcorp Material Adverse Effect.

     (e) The Ralcorp Termination Fee required to be paid pursuant to Section 10.2(d)(1) shall be paid to Ralcorp not later than five Business Days after Agribrands enters into a definitive agreement with respect to an Agribrands Acquisition Proposal. The Ralcorp Termination Fee to be paid pursuant to
Section 10.2(d)(2) shall be paid to Ralcorp concurrently with notice of termination of this Agreement by Agribrands. The Ralcorp Termination Fee to be paid to Ralcorp pursuant to Section 10.2(d)(3) shall be paid to Ralcorp no later than five Business Days after Agribrands' receipt of notice of termination of this Agreement by Ralcorp. All payments under Section 10.2(d) shall be made by wire transfer of immediately available funds to an account designated by Ralcorp.

                                     ARTICLE XI.

                                  MISCELLANEOUS

    11.1.  CONFIDENTIALITY.
           ---------------
     Unless (i) otherwise expressly provided in this Agreement, (ii) required by applicable Law, (iii) necessary to secure any required Consents as to which the other party has been advised, or (iv) consented to in writing by Ralcorp and Agribrands, this Agreement and any information or documents furnished in connection herewith shall be kept strictly confidential by Agribrands and the Agribrands Subsidiaries, Ralcorp and the Ralcorp Subsidiaries, and their respective officers, directors, employees and agents. Prior to any disclosure pursuant to the preceding sentence, the party intending to make such disclosure shall consult with the other party to the extent practicable regarding the nature and extent of the disclosure. Subject to the preceding sentence, nothing contained herein shall preclude disclosures to the extent necessary to comply with accounting, SEC and other disclosure obligations imposed by applicable Law. To the extent required by such disclosure obligations, Ralcorp or Agribrands, after consultation with the other party to the extent practicable, may file with the SEC any written communications relating to the Mergers and the transactions contemplated hereby pursuant to Rule 425 promulgated under the Securities Act. Ralcorp and Agribrands shall cooperate with the other and provide such information and documents as may be required in connection with any such filings. In the event the Mergers are not consummated, Ralcorp and Agribrands shall return to the other all documents furnished by the other and all copies thereof made by such party and will hold in absolute confidence all information obtained from the other party except to the extent (i) such party is required to disclose such information by Law or such disclosure is necessary in connection with the pursuit or defense of a claim, (ii) such information was known by such party prior to such disclosure or was thereafter developed or obtained by such party independent of such disclosure, (iii) such party received such information on a non-confidential basis from a source, other than the other party, which is not known by such party to be bound by a confidentiality obligation with respect thereto or (iv) such information becomes generally available to the public or is otherwise no longer confidential. Prior to any disclosure of information pursuant to the exception in clause (i) of the preceding sentence, the party intending to disclose the same shall so notify the party which provided the same to the extent practicable in order that such party may seek a protective order or other appropriate remedy should it choose to do so.

    11.2.  AMENDMENT  AND  MODIFICATION.
           ----------------------------
     To the extent permitted by applicable Law, this Agreement may be amended, modified or supplemented only by a written agreement among Agribrands, Ralcorp and Holding Company, whether before or after approval of this Agreement and the Merger Agreement by the shareholders of Agribrands and Ralcorp, except that following approval by the shareholders of either Agribrands or Ralcorp, there shall be no amendment or change to the provisions hereof with respect to the Merger Consideration without further approval by such approving shareholders, and no other amendment shall be made which by law requires further approval by such shareholders without such further approval.

    11.3.  WAIVER  OF  COMPLIANCE;  CONSENTS.
           ---------------------------------
     Any failure of Agribrands on the one hand, or Ralcorp on the other hand, to comply with any obligation, covenant, agreement or condition herein may be waived by Ralcorp on the one hand, or Agribrands on the other hand, only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Any failure of the Holding Company to comply with any obligation, covenant, agreement or condition herein may be waived only by a written instrument signed by both Ralcorp and Agribrands, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 11.3.

    11.4.  SURVIVAL  OF  REPRESENTATIONS  AND  WARRANTIES.
           ----------------------------------------------
     The respective representations and warranties of Agribrands and Ralcorp contained herein or in any certificates or other documents delivered prior to or at the Closing shall survive the execution and delivery of this Agreement, notwithstanding any investigation made or information obtained by the other party, but shall terminate at the Effective Time.

    11.5.  NOTICES.
           -------
     All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person, by facsimile, receipt confirmed, or on the next business day when sent by overnight courier or on the second succeeding business day when sent by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(i)     if  to  Agribrands,  to:
          Agribrands  International,  Inc.
          9811  South  Forty  Dr.
          St.  Louis,  Missouri  63124
          Attention:  Chairman of the Board, Chief Executive
                      Officer  and  President
          Telecopy:     (314)  812-0409
with  a  copy  to:

          Latham  &  Watkins
          633  West  5th  Street,  Suite  4000
          Los  Angeles,  CA  90071
          Attention:     Gary  Olson,  Esq.
          Telecopy:     (213)  891-8763

and  with  a  copy  to:

          Bryan  Cave  LLP
          211  North  Broadway,  Suite  3600
          St.  Louis,  Missouri  63102-2750
          Attention:     Don  G.  Lents,  Esq.
          Telecopy:     (314)  259-2020

     and

(ii)     if  to  Ralcorp,  to:

          Ralcorp  Holdings,  Inc.
          800  Market  Street
          St.  Louis,  Missouri  63101
          Attention:  Chief  Executive  Officer
                      and  President
          Telecopy:     (314)  877-7663

with  a  copy  to:

          Gibson,  Dunn  &  Crutcher
          333  South  Grand  Avenue
          Los  Angeles,  CA  90071
          Attention:     Andrew  E.  Bogen,  Esq.
          Telecopy:     (213)  229-7520

and  with  a  copy  to:

          Bryan  Cave  LLP
          211  North  Broadway,  Suite  3600
          St.  Louis,  Missouri  63102-2750
          Attention:     Don  G.  Lents,  Esq.
          Telecopy:     (314)  259-2020

    11.6.  BINDING  EFFECT;  ASSIGNMENT.
           ----------------------------
     This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto prior to the Effective Time without the prior written consent of the other parties hereto.

    11.7.  EXPENSES.
           --------
     All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs or expenses, provided, however, that each of Ralcorp and Agribrands shall pay one-half of the expenses related to printing, filing and mailing the Form S-4 and the Proxy Statement/Prospectus, the fees and expenses of Bryan Cave LLP and all SEC and other regulatory filing fees incurred in connection with the Mergers or the issuance of the Holding Company Common Stock. Without limiting the generality of the foregoing, Agribrands agrees to pay all fees and expenses incurred in connection with obtaining the IRS supplemental ruling or opinion of tax counsel referred to in Section 6.15 above.

    11.8.  GOVERNING  LAW.
           --------------
     This Agreement shall be deemed to be made in, and in all respects shall be interpreted, construed and governed by and in accordance with the internal laws of, the State of Missouri, and the parties hereto consent to the jurisdiction of the courts of or in the State of Missouri in connection with any dispute or controversy relating to or arising out of this Agreement and the transactions contemplated hereby.

    11.9.  COUNTERPARTS.
           ------------
     This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

    11.10.  INTERPRETATION.
            --------------
     The article and section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties and shall not in any way affect the meaning or interpretation of this Agreement. No rule of construction shall apply to this Agreement which construes ambiguous language in favor of or against any party by reason of that party's role in drafting this Agreement. As used in this Agreement, (i) the term "person" shall mean and
                                                          ------
include an individual, a partnership, a joint venture, a corporation, a limited liability company, a trust, an association, an unincorporated organization, a Governmental Authority and any other entity; (ii) the term "Affiliate," with
                                                                ---------
respect to any person, shall mean and include any person controlling, controlled by or under common control with such person; and (iii) the term "subsidiary" of
                                                                  ----------
any specified person shall mean any corporation 50 percent or more of the outstanding voting power of which, or any partnership, joint venture, limited liability company or other entity 50 percent or more of the total equity interest of which, is directly or indirectly owned by such specified person.

    11.11.  ENTIRE  AGREEMENT.
            -----------------
     This Agreement and the other agreements, documents or instruments referred to herein or executed in connection herewith including, but not limited to, the Agribrands Disclosure Schedule and Ralcorp Disclosure Schedule, which schedules are incorporated herein by reference, embody the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants, or undertakings, other than those expressly set forth or referred to herein. This Agreement supersedes all prior agreements and the understandings between the parties with respect to such subject matter.

    11.12.  SPECIFIC  PERFORMANCE.
            ---------------------
     The parties hereto agree that irreparable damage would occur in the event that any of the provisions in this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the parties further agree that each party shall be entitled to an injunction or restraining order to prevent breaches hereof or thereof and to enforce specifically the terms and provisions hereof or thereof in any court of the United States or any state having jurisdiction, this being in addition to any other right or remedy to which such party may be entitled under this Agreement, at law or in equity.

    11.13.  THIRD  PARTIES.
            --------------
     Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any person that is not a party hereto or thereto, or, a successor or permitted assign of such a party; provided, however, that the parties hereto specifically acknowledge that the provisions of Section 8.1 above, are intended to be for the benefit of, and shall enforceable by, the officers and directors of Agribrands and/or the Agribrands Subsidiaries and of Ralcorp and/or the Ralcorp Subsidiaries affected thereby and their heirs and representatives.


                  [Remainder of Page Intentionally Left Blank]

     IN WITNESS WHEREOF, Agribrands and Ralcorp have caused this Agreement to be signed and delivered by their respective duly authorized officers as of the date first above written.

     AGRIBRANDS  INTERNATIONAL,  INC.

     By:  /s/ W. P. Stiritz
          -------------------

     Name:  William Stiritz

     Title:  Chief Executive Officer


     RALCORP  HOLDINGS,  INC.

     By:  /s/ J. R. Micheletto
          ---------------------

     Name:  J. R. Micheletto

     Title:  Chief Executive Officer and President

                                Schedule  1.2
                                -------------

                          DIRECTORS OF HOLDING COMPANY
                          ----------------------------


William  P.  Stiritz  -  Chairman
David  R.  Banks
William  D.  George
Jack  W.  Goodall
M.  Darrell  Ingram
David  W.  Kemper
H.  Davis  McCarty
Joe  R.  Micheletto
Jay  W.  Brown
Martin  K.  Sneider

                                    EXHIBIT A
                                    ---------

                                     FORM OF
                          AGREEMENT AND PLAN OF MERGER
                          ----------------------------

               AGREEMENT AND PLAN OF MERGER (the "Agreement"), dated _________, 2000, between [Agribrands International, Inc./Ralcorp Holdings, Inc.], a Missouri corporation (the "Company"), and Merger Sub ____, a Missouri corporation ("Merger Sub ___").

               WHEREAS, the Company has entered into an Agreement and Plan of Reorganization dated as of August __, 2000 by and between _____, Inc., a Missouri corporation ("_____") and the Company (the "Reorganization Agreement") pursuant to which the Company and _____ agreed to form a holding company (the "Holding Company") and the Company and _____ each agreed to merge with separate wholly owned subsidiaries of Holding Company; and

               WHEREAS,  Holding  Company formed Merger Sub __ for such purpose;
and

          WHEREAS, the Board of Directors of Merger Sub ___ and the Board of Directors of the Company deem it advisable and in the best interests of the Company and Merger Sub ____ respectively that Merger Sub ___ merge with and into the Company, in accordance with Section 351.410 of The General and Business Corporation Law of Missouri (the "Missouri Code"), upon the terms and subject to the conditions of the Reorganization Agreement and this Agreement, and have approved and adopted the Reorganization Agreement and this Agreement.

               NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements herein contained, the parties hereby agree, subject to the terms and conditions hereinafter set forth, as follows:

                                    ARTICLE I
                                   THE MERGER
                                   ----------

               SECTION 1.01.  THE MERGER.  Upon the terms and conditions hereof,
                              ----------
and in accordance with the provisions of the Missouri Code, Merger Sub ____ shall be merged with and into the Company (the "Merger") and the Company shall be the surviving entity in the Merger (in this capacity, the "Surviving Entity"). The Company shall continue its corporate existence under the laws of the State of Missouri and shall become a direct, wholly owned subsidiary of Holding Company.

               SECTION  1.02.  EFFECTIVE  TIME.  As  soon  as  practicable after
                               ---------------
approval of the transactions contemplated by the Reorganization Agreement, Articles of Merger with respect to the Merger shall be filed with the Secretary of State of Missouri in accordance with the provisions of Section 351.430 of the Missouri Code. The Merger shall be effective at such time as the Articles of Merger are duly filed with the Secretary of State of the State of Missouri in accordance with Sections 351.435 and 351.440 of the Missouri Code or at such later time as is specified in the Articles of Merger (the "Effective Time").

               SECTION  1.03.  CERTAIN  EFFECTS  OF  THE  MERGER.  After  the
                               ---------------------------------
Effective Time of the Merger (i) the separate existence of Merger Sub ____ shall cease and Merger Sub ____ shall be merged with and into the Company and (ii) the Merger shall have all the effects set forth in Section 351.450 of the Missouri Code.

               SECTION  1.04.  ARTICLES  OF  INCORPORATION  AND  BY-LAWS.  The
                               -----------------------------------------
Articles of Incorporation and By-Laws of Merger Sub ___ as in effect immediately prior to the Effective Time shall be the Articles of Incorporation and By-Laws of the Surviving Entity until further amended or supplemented in accordance with their respective terms and the provisions of the Missouri Code.

               SECTION  1.05.  DIRECTORS  AND  OFFICERS OF THE SURVIVING ENTITY.
                               ------------------------------------------------
The directors and officers of Merger Sub ____ immediately prior to the Effective Time shall be the directors and officers of the Surviving Entity, until their respective successors are duly elected and appointed or until their earlier death, resignation or removal.

                                   ARTICLE II
                        EFFECT OF MERGER ON CAPITAL STOCK
                           OF THE CONSTITUENT ENTITIES
                           ---------------------------

               SECTION  2.01.  CONVERSION  OF  MERGER  SUB__ STOCK.  Pursuant to
                               -----------------------------------
Section 3.1 of the Reorganization Agreement, at the Effective Time by virtue of the Merger and without any action on the part of any of the parties, each issued and outstanding share of common stock, par value $0.01 per share, of Merger Sub ___ shall be converted into and shall become one share of common stock of the Company.

               SECTION 2.02.  CONVERSION OF THE COMPANY'S COMMON STOCK.  Subject
                              ----------------------------------------
to the provisions of this Agreement and the Reorganization Agreement, at the Effective Time each issued and outstanding share of common stock, par value $0.01 per share, of the Company together with the associated rights issued pursuant to the Company's Rights Agreement (the "Common Stock"), shall be converted into, at the election of the holder thereof as provided in the Reorganization Agreement, one of the following:

               (a) for each such share of Common Stock with respect to which an election to receive cash has been effectively made and not revoked or lost, pursuant to Section 3.3 of the Reorganization Agreement (the "Cash Election"), the right to receive in cash from Holding Company, without interest, an amount equal to $____ (the "Cash Consideration");

               (b) for each such share of Common Stock (other than shares as to which a Cash Election has been made), the right to receive ____ share[s] of Holding Company Common Stock (the "Stock Election").

     If the percentage of shares of the Company's Common Stock outstanding immediately prior to the Effective Time for which Stock Elections were made (the "Stock Election Percentage") is equal to or greater than 80%, then all shares of
 -------------------------
the Company's Common Stock covered by Stock Elections shall be converted into the right to receive shares of Holding Company Common Stock, and all shares of the Company's Common Stock covered by Cash Elections shall be converted into the right to receive the Cash Consideration.
If the Stock Election Percentage is less than 80%, then all shares of the Company's Common Stock covered by Stock Elections shall be converted into the right to receive shares of Holding Company Common Stock, and the shares for which each holder made a Cash Election (the "Cash Election Shares") shall be
                                                 --------------------
treated  as  follows:

     (x) Such holder shall be deemed to have made the Stock Election in respect of a fraction (not greater than one) of such holder's Cash Election Shares, (i) the numerator of which is the difference of 80% minus the Stock Election Percentage, and (ii) the denominator of which is the percentage of shares of the Company's Common Stock outstanding immediately prior to the Effective Time for which Cash Elections were made; and

     (y) The balance of such holder's Cash Election Shares shall be converted into the right to receive the Cash Consideration.

               SECTION  2.03.  OTHER  EFFECTS.  The Merger shall have such other
                               --------------
effects as provided in the Reorganization Agreement, including, but not limited to, the conversion of options to purchase the Company's Common Stock as provided in Section 3.5 of the Reorganization Agreement.

                                   ARTICLE III
                               CLOSING CONDITIONS
                               ------------------

               SECTION  3.01.  CONDITIONS  TO  CLOSING.  The  obligations of the
                               -----------------------
Company and Merger Sub ____ are subject to the satisfaction or waiver on or before the Closing Date (as defined in the Reorganization Agreement) of all agreements and conditions contained in the Reorganization Agreement.

                                   ARTICLE IV
                                  MISCELLANEOUS
                                  -------------

          SECTION 4.01.  AMENDMENT.  This Agreement may not be amended except by
                         ---------
an  instrument  in  writing  signed  on  behalf  of  both  parties.

               SECTION  4.02.  GOVERNING  LAW.  This Agreement shall be governed
                               --------------
by and construed in accordance with the internal laws of the State of Missouri, without regard to its conflict of laws principles.

               SECTION  4.03.  DESCRIPTIVE  HEADINGS.  The  descriptive headings
                               ---------------------
herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

               SECTION  4.04.  COUNTERPARTS.  This  Agreement may be executed in
                               ------------
counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

               SECTION  4.05.  PARTIES  IN  INTEREST.  This  Agreement  shall be
                               ---------------------
binding upon and inure to the benefit of each party hereto and their respective successors, and nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

               SECTION  4.06.  CAPITALIZED TERMS.  All terms capitalized but not
                               -----------------
otherwise defined herein shall have the same meanings herein as in the Reorganization Agreement.

               IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized, all as of the day and year first above written.

                    [Agribrands  International,  Inc./Ralcorp  Holdings,  Inc]

                    By:______________________________



                    MERGER  SUB  _____
                    By:_____________________________




*  *  *  *  *  *  *  *  *  *  *  *

Investors and security holders are advised to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. Such joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Ralcorp Holdings, Inc. Investors and security holders may obtain a free copy of the joint proxy statement/prospects (when available) and other documents filed by Ralcorp Holdings, Inc. at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and
                          -----------
such other documents may also be obtained from Ralcorp Holdings by directing such request to Ralcorp Holdings, Inc., P. O. Box 618, St. Louis, MO 63188-0618, Attn: Shareholder Relations, tel: (314) 877-7046.

* * * * * * * * * * * *